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Filed Pursuant to Rule 424(b)(3)
File No.: 333-88062

SUBJECT TO COMPLETION, DATED JUNE 6, 2002

The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has been declared effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 5, 2002)

3,865,000 Shares

FARGO ELECTRONICS, INC.
Common Stock

        We are selling 950,000 shares of our common stock. The selling stockholders named in this prospectus supplement are selling an additional 2,915,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is quoted on the Nasdaq National Market under the symbol "FRGO."

        On June 5, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $9.44 per share.

You should consider the risks we have described in "Risk Factors" beginning on page S-8 of this prospectus supplement before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        The underwriters may purchase up to an additional 572,500 shares from certain of the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver shares to purchasers on or before                        , 2002.

RAYMOND JAMES
ROBERT W. BAIRD & CO.
NEEDHAM & COMPANY, INC.

The date of this prospectus supplement is                          , 2002.

We're changing the
face of card printing.

LAKE CITY

FARGO®
MICHAEL STEVENS
58612-85

MOUNT VIEW
UNIVERSITY

Prospectus Supplement
About This Prospectus Supplement
About Forward-Looking Statements
Prospectus Supplement Summary
Risk Factors
Use of Proceeds
Dividend Policy
Price Range of our Common Stock
Capitalization
Selected Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Principal and Selling Stockholders
Description of Capital Stock
Underwriting
Legal Matters
Experts
Index to Financial Statements
Prospectus
About This Prospectus
The Company
About Forward-Looking Statements
Risk Factors
Use of Proceeds
Dividend Policy
Principal and Selling Stockholders
Plan of Distribution
Legal Matters
Experts
Documents Incorporated by Reference into This Prospectus
Where You Can Find More Information

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. No one is authorized to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. Do not assume that the information in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than their respective dates or such other date as may be specified within those documents for particular information. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part, this prospectus supplement, describes the specific terms of this offering of common stock. The second part, the accompanying prospectus, gives more general information, some of which might not apply to this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock being offered and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under "Documents Incorporated by Reference into This Prospectus" on page 11 of the accompanying prospectus before investing in our shares of common stock.

        If the description of this offering varies between this prospectus supplement and the accompanying prospectus or any document incorporated by reference, you should rely on the information in this prospectus supplement.

        This prospectus supplement and the accompanying prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make an offer or solicitation.

        Unless the context otherwise requires, the terms "we," "our," "us," "the company," and "Fargo" in this prospectus supplement and the accompanying prospectus refer to Fargo Electronics, Inc., a Delaware corporation.

        We own or have rights to certain trademarks that we use in connection with the sale of our products, including but not limited to, the following: Fargo®, Persona®, HDP®, UltraCard™, Pro-L™, Pro-LX™, DTC™, CardJet™, CardJet Printing Technology™ and High Definition Printing™. All other trademarks or trade names appearing elsewhere in this prospectus supplement and the accompanying prospectus are the property of their respective owners.

ABOUT FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus include or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words "anticipate," "believe," "estimate," "will," "may," "future," "plan," "intend" and "expect" and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Actual results may differ materially due to a number of factors. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in the section entitled "Risk Factors" on page S-8, under the heading "Cautionary Statement Regarding Future Results, Forward-Looking Information and Certain Important Factors" in our Annual Report on Form 10-K for the year ended December 31, 2001 (referred to hereinafter as our "2001 Annual Report") and in other documents either currently or that become incorporated by reference into this prospectus supplement and the accompanying prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. Other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in those documents may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus supplement, the accompanying prospectus, our 2001 Annual Report and in other existing or future documents incorporated by reference into this prospectus supplement and the accompanying prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. Because it is a summary, it may not contain all of the information that is important to you. You should read carefully this entire prospectus supplement and the accompanying prospectus, especially the section entitled "Where You Can Find More Information" on page 12 of the accompanying prospectus, the section entitled "Risk Factors" beginning on page S-8 of this prospectus supplement as well as the other documents incorporated by reference in this prospectus supplement and in the accompanying prospectus, before making a decision to invest in our common stock.

Our Business

        We are a leading developer, manufacturer and supplier of printing systems and consumable supplies that personalize plastic identification cards by printing images and text onto the card. Our printing systems are capable of encoding data onto cards that incorporate bar code, magnetic stripe, smart card or proximity card technology. We believe that our engineering expertise and our ability to offer a broad range of printing systems using multiple printing technologies have led to a reputation for innovation in our industry. The consumable supplies used with our systems include dye sublimation ribbons, overlaminates, thermal resin ribbons, printheads and blank cards. The sale of these supplies provides us with a significant recurring revenue stream.

        Concern for personal safety and property protection has led to the need for electronic and visual identification and access control. We believe the demand for our products will increase as governments and corporations worldwide address their security needs. We believe the development and implementation of new technologies that add security features to plastic cards should foster a growing market for our systems.

        We market and sell our products exclusively through a distribution channel of independent distributors and resellers in more than 80 countries worldwide. We estimate that as of March 31, 2002, we have manufactured and sold more than 60,000 of our printing systems.

        End-users of our printing systems create personalized cards for a wide variety of applications including:

  •
  corporate security and access;
  •
  driver's licenses, government and military identification;
  •
  student identification and access;
  •
  public transportation access; and
  •
  recreation and gaming.

        We provide a diverse array of card printing systems that allow us to meet the needs of end-users ranging from those who desire a premium system to address complex applications to those focused on lower priced systems with fewer features.

        Fargo is a Delaware corporation. Our principal executive offices are located at 6533 Flying Cloud Drive, Eden Prairie, Minnesota 55344, and our telephone number is (952) 941-9470. Our website address is www.fargo.com.

Recent Developments

        On July 31, 2001, we signed an agreement to be acquired by Zebra Technologies Corporation through a cash tender offer for all of our outstanding shares at a price of $7.25 per share. The tender offer was conditioned upon successful termination of the Federal Trade Commission's Hart-Scott-Rodino antitrust review. Based on discussions with representatives of the FTC, we concluded with Zebra that the FTC would not approve the acquisition. On March 27, 2002, we agreed with Zebra to terminate the acquisition agreement. The termination agreement provided for the immediate termination of the tender offer and included a mutual release. Shares tendered in the tender offer were returned to our stockholders.

        We continued our product development activities throughout the now terminated transaction with Zebra. In 2002, we have introduced six new products, including the CardJet 410, the industry's first inkjet identification card printer and data encoder that we developed in cooperation with Hewlett-Packard Company with input from PPG Industries, Inc. We believe that this printer, targeted to the value-priced segment of the identification card market, will open new channels for us and give us new opportunities for growth.

Competitive Strengths

        Our competitive strengths include:

        Broad product line.    We believe we are the only company that manufactures plastic card personalization and data encoding systems for both the high definition and direct-to-card dye sublimation markets. When we begin shipping our new inkjet line of printers, we believe we will be the only company in the identification card market manufacturing products that incorporate each of these three technologies. Because we offer multiple technology platforms, our distributors and resellers are able to reach more end-users and offer them compelling, cost-effective solutions at a variety of price points.

        Commitment to innovation.    We have consistently been successful identifying and incorporating innovative technologies, developed by us and others, to create integrated, precise solutions. We believe we were the first company to introduce a digital color desktop card printing system to the market for under $10,000 and the first to offer dual sided printing and built-in card lamination capabilities. In addition, we believe we were the first company to introduce a high definition card printing system for under $15,000. Continuing our history of innovation, in April 2002, we introduced a card printing system using inkjet technology. As new personalization technologies emerge, such as biometrics, we plan to explore applications for those technologies in our card printing systems.

        Highly functional and integrated systems.    One of the challenges our industry faces is constructing a single, compact system that can effectively manage the electrical, mechanical, digital and chemical processes required to print, laminate and encode a card quickly and accurately. Our systems integrate these functions in a single unit, creating complete card solutions in a single-step process that is easy to use.

        Recurring revenue from supplies.    Our consumable supplies business provides us with recurring revenues because most of our supplies contain proprietary elements that are unique to our systems. We engineer these supplies in cooperation with the manufacturers of these materials. These supplies are designed and manufactured to produce cards with high-quality images and minimize operator errors. Both the ribbons and the overlaminates used with our systems include proprietary technology owned by their respective manufacturers and, in some cases, technology owned by us.

        Well-established distribution channel.    We believe that our relationships with distributors and resellers are strong and provide us with a competitive advantage. Our reputation for quality, technological innovation and rapid delivery contribute to the popularity of our products among resellers. We provide technical support and training, marketing support and business consulting services to resellers to help them better serve their customers.

        Highly skilled and experienced management team.    We believe that our management team is the most experienced in our industry. Most members of our senior management have been with us for many years and have significant industry experience, which provides us with deep industry knowledge, stability and continuity.

Our Growth Strategy

        Key elements of our strategy include:

        Capitalize on increasing demand for security.    Recent events have led to increased emphasis worldwide on security, identification and access control. We believe that we are well positioned to capitalize on our market leading position as a developer of card printing systems, and market our systems as an important component of any identification/access control system.

        Penetrate existing and new markets.    We believe that we have an opportunity to move into several vertical markets in which we currently have limited or no exposure. For example, end-users that traditionally have personalized cards through a central issue system, such as credit and debit cards, could benefit from an instant issue process. Similarly, our inkjet printing systems could allow us to transition the analog "cut and paste" market to a digital solution. We intend to selectively pursue these opportunities and others jointly through our distribution partners.

        Further leverage our distribution channel.    Distributors and resellers have significant influence on end-users' purchasing decisions. We believe that our distribution network is the largest and most dedicated in our industry. We intend to maintain and enhance our strong relationships with distributors and resellers, thereby penetrating their customer bases more fully. We believe that the continued strength of these relationships will facilitate our timely delivery of new products and customized solutions to end-users, thus enhancing our revenues.

        Pursue new innovative technologies.    We believe that we have a reputation for technological leadership in our industry as demonstrated by our introduction of new products and technologies to the market. As new personalization technologies emerge, such as biometrics, we plan to explore applications for those technologies in our card printing systems.

        Selectively pursue acquisitions.    In addition to our internal development, we may selectively pursue strategic acquisitions that we believe will broaden or complement our current technology base and allow us to serve additional end-users and their evolving needs.

The Offering

Common stock offered by us	950,000 shares
Common stock offered by our selling stockholders	2,915,000 shares(1)
Common stock outstanding after the offering	12,753,014 shares(2)
Use of proceeds	We intend to use the net proceeds received by us in this offering for repayment of debt and general corporate purposes. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Nasdaq National Market symbol	FRGO

(1)
Assumes that the underwriters' over-allotment option to purchase up to 572,500 additional shares of common stock from certain of our selling stockholders is not exercised.
(2)
Based on 11,803,014 shares outstanding as of May 31, 2002, excluding 763,163 shares of our authorized but unissued common stock subject to outstanding options under our stock option plan.

Summary Financial and Operating Data

        The following summary financial data as of and for the years ended December 31, 1998 through December 31, 2001 are derived from our audited financial statements. The summary financial data as of and for the three months ended March 31, 2001 and 2002 are derived from our unaudited interim financial statements. Such unaudited interim financial statements have been prepared by us on a basis consistent with our annual audited financial statements and, in the opinion of our management, contain all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for the applicable periods. This information is only a summary and does not provide all of the information contained in our financial statements and related notes. You should read the "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page S-20 of this prospectus supplement and our financial statements.

	Year Ended December 31,				Three Months Ended March 31,
Statements of Operations Data:	1998	1999	2000	2001	2001	2002
	(in thousands, except per share data)
					(unaudited)
Net sales	$47,647	$54,107	$57,845	$60,963	$13,172	$15,021
Gross profit	24,452	25,179	23,124	23,466	4,925	5,801
Operating expenses:
Research and development	1,586	4,011	4,934	4,053	1,032	1,256
Selling, general and administrative	8,307	8,525	10,027	10,341	2,831	2,834
Recapitalization costs(1)	8,386	—	—	—	—	—
Acquisition-related costs(2)	—	—	—	1,434	62	538

Total operating expenses	18,279	12,536	14,961	15,828	3,925	4,628

Operating income	6,173	12,643	8,163	7,638	1,000	1,173
Net income (loss)	(2,089)	4,484	3,057	4,076	312	714
Accrued dividends on redeemable preferred stock	(2,113)	(2,620)	(350)	—	—	—
Accretion of convertible participating preferred stock(3)	—	(67,000)	—	—	—	—

Net income (loss) available to common stockholders	$(4,202)	$(65,136)	$2,707	$4,076	$312	$714

Net income (loss) per common share:
Basic earnings:	$(0.98)	$(37.56)	$0.25	$0.35	$0.03	$0.06

Diluted earnings:	$(0.98)	$(37.56)	$0.24	$0.34	$0.03	$0.06

Weighted average common shares outstanding:
Basic shares outstanding	4,307	1,734	10,637	11,760	11,748	11,785
Diluted shares outstanding	4,307	1,734	11,413	11,958	11,863	12,013
	As of March 31, 2002
Balance Sheet Data:	Actual	As Adjusted(4)
	(in thousands)
	(unaudited)
Cash and cash equivalents	$2,839
Working capital	8,509
Total assets	46,172
Total bank debt	12,500
Stockholders' equity	26,379

(1)
Reflects expenses consisting primarily of employee compensation, legal and professional fees incurred by us in connection with our leveraged recapitalization in February 1998. The impact of the recapitalization costs and the fact that we were not a C Corporation for the entire year resulted in a reduction of net income available to common stockholders of $7,911,000 and resulted in a reduction of basic net income per share of $1.84 and diluted net income per share of $1.41.

(2)
The impact of these acquisition-related costs resulted in a reduction of net income available to common stockholders by $926,000 for the year ended December 31, 2001 and $342,000 for the quarter ended March 31, 2002. The impact of these acquisition-related costs resulted in a reduction in basic and diluted net income per common share of $0.08 per share for the year ended December 31, 2001 and $.03 per share for the quarter ended March 31, 2002.

(3)
Reflects the accretion of convertible participating preferred stock originally issued at $1.00 per share in our February 1998 recapitalization. Such stock was automatically converted to common stock on a 625-for-1 basis upon the closing of our initial public offering in February 2000. As of September 30, 1999, such preferred stock was recorded at the expected fair market value of the common stock ($15.00 per share), which resulted in a $67,000,000 reduction in net income available to common stockholders.

(4)
The as adjusted information reflects the application of the net proceeds from the sale of 950,000 shares of our common stock in this offering at a public offering, price of $            per share, after deducting underwriter discounts and estimated offering expenses payable by us, and the repayment of $            in outstanding debt as described in the "Use of Proceeds" section of this prospectus supplement.

RISK FACTORS

        This offering involves a high degree of risk. In addition to the other information set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, the following risk factors should be considered carefully in evaluating us and our business before purchasing any of the common stock offered hereby.

Risks Related to our Business

The delay and uncertainty caused by the Federal Trade Commission's review of our proposed acquisition by Zebra, and the termination of the proposed transaction due to failure to obtain regulatory approval, has inhibited our growth and negatively impacted our distribution relationships.

        We believe that the announcement in August 2001 of our proposed acquisition by Zebra and the nearly eight-month delay due to the Hart-Scott-Rodino antitrust review prior to termination of the transaction in March 2002 has had, and will likely continue to have, an adverse effect on our relationships with some of our distributors and resellers and, consequently, our sales. All of our revenue is derived from sales through our distributor and reseller network and we do not sell our products directly to end-users. Although certain of our distributors and resellers have made contractual commitments to us, they are independent businesses that we do not control. Because we are dependent upon the continued viability and financial stability of these distributors and resellers, our sales may decline if they are unable or choose not to purchase products from us. We believe that the announcement of our proposed acquisition by Zebra and the delay due to the regulatory review process caused some members of our distribution network to take actions to protect their business interests against the uncertainty inherent in the transaction. Since August 2001, some members have taken on competing product lines, devoted efforts to other products in different markets, reduced or discontinued sales of our products or failed to devote the resources necessary to provide effective sales and marketing support of our products. We believe that these actions have inhibited our growth and negatively impacted our business. The continuation of these actions, even though the proposed transaction with Zebra has now been terminated, could have a continuing material adverse effect on our financial condition and results of operations.

If we cannot or do not adequately protect or enforce our domestic or international intellectual property rights, others may offer products similar to ours which could depress our prices and gross margins or result in loss of market share.

        We believe that protecting our proprietary technology is important to our success and competitive positioning. In addition to common law intellectual property rights, we currently rely on a combination of patents, trademarks, license agreements and contractual provisions to establish and protect our intellectual property rights. Our failure to protect or enforce our intellectual property rights could have a material adverse effect on our business, results of operations and financial condition. We cannot be certain that the steps we take to protect our intellectual property will adequately protect our proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology or that we can maintain any of our technology as trade secrets. The laws of some of the countries in which our systems are or may be sold may not protect our systems and intellectual property to the same extent as the United States or at all.

        In April 2002, Sony Chemical Corporation, a subsidiary of Sony Corporation, introduced a dye sublimation ribbon product that competes with our most important supply item. Based on a preliminary review of the Sony product, we believe the product introduced infringes upon one or more of our patents. We are taking legal steps to resolve this possible infringement, including the commencement of a lawsuit on April 24, 2002. Such suits, however, can be expensive, time-consuming, require a significant expenditure of resources and ultimately may not be successful. We have seen an increase in similar ribbon products from other manufacturers that also, we believe, violate our patents. Some of these violations have occurred in countries where intellectual property protections, such as those afforded in the United States, either do not exist or have not been developed to the same level of sophistication. If Sony or others succeed in penetrating the market, our revenues would be adversely affected. See "Business—Legal Proceedings" on page S-38.

Our markets are highly competitive and many of our competitors have substantial resources. Competition may result in price reductions, lower gross profits and loss of market share.

        We face significant competition in developing and selling our systems. Our principal competitors have substantial marketing, financial, development and personnel resources. To remain competitive, we believe that we must continue to provide:

  •
  technologically advanced systems that satisfy the demands of end-users;

  •
  a dependable and efficient distribution and reseller network;

  •
  superior customer service; and

  •
  high levels of quality and reliability.

        We cannot assure you that we will be able to compete successfully against our current or future competitors. Zebra, which sells competing products under the Eltron brand name, has been a significant competitor of ours in the past, and may be a more vigorous competitor in the future after the termination of their agreement to acquire us. Increased competition from manufacturers of systems or consumable supplies may result in price reductions, lower gross margins and loss of market share and could require increased spending by us on research and development, sales and marketing and customer support. Some of our competitors may make strategic acquisitions or establish cooperative relationships with suppliers or companies that produce complementary products such as cameras, computer equipment, software or biometric applications. If any technology that is competing with ours becomes more reliable, higher performing, less expensive or has other advantages over our technology, then the demand for our products could decrease.

We rely on sole and single-source suppliers, which could cause delays, increases in costs or prevent us from completing customer orders, all of which could materially harm our business.

        We rely on outside vendors to manufacture or develop products and consumable supplies that are used in our systems. We purchase critical components for our systems, including printheads, dye sublimation printer ribbons and microprocessors from separate single-source suppliers. Our inability to obtain adequate deliveries or alternative sources of supply could cause delays, loss of sales, increases in costs and lower gross profit margins. Currently, our sole supplier of printheads for dye sublimation printers is Kyocera, based in Japan, our sole supplier of dye sublimation ribbons is Dai Nippon, also based in Japan, and our supplier of most of the microprocessors that run our printers is Motorola. If any of these suppliers is unable to ship critical components, we, together with others in our industry, would be unable to manufacture and ship products to our customers. If the price of printheads, ribbons or microprocessors increases for any reason, or if these suppliers are unable or unwilling to deliver, we may have to find another source, which could result in interruptions, increased costs, delays, loss of sales and quality control problems. War, natural disaster, trade embargoes or economic hardship in Japan could also result in a disruption in shipments from our Japanese suppliers, which could require us and our competitors to develop new sources of these supplies or else cause us to be unable to complete and ship orders to our customers.

Our products incorporate technologies that we do not own and we could lose revenue if we are unable to obtain these technologies in the future.

        Our products incorporate technologies over which we have no control, including thermal printhead technology, dye sublimation technology, software, microprocessors and, upon the shipment of our

CardJet printers, inkjet technology and the chemistry of the cards. The owners of these technologies are free to sell or license these technologies to our competitors, agree to supply these technologies exclusively to a third party or enter the market for our systems as our competitor. If any of these events occurs, the owners of these technologies could choose not to continue to supply us with vital system components, which would result in the diversion of our research and development resources and could result in lost revenue, inability to ship products and harm to our reputation. Some of these technologies are incorporated into new systems and if these systems are not shipped, we will see a material adverse impact to our revenues in the foreseeable future.

The complex design of our systems could result in manufacturing delays and other problems that cause us to fail to meet the demand for our systems on a timely basis, increase the cost of our systems, or both.

        We have experienced manufacturing problems with some of our systems in the past. Similar problems in the future could lead to production delays that could cause our distribution network to choose to sell competing systems. In addition, manufacturing problems could result in higher material, labor and other costs which could increase the total cost of our systems and could decrease our profit margins.

Our systems may have manufacturing or design defects that we discover after shipment, which could negatively affect our revenues, increase our costs and harm our reputation.

        Our systems are complex and may contain undetected and unexpected defects, errors or failures. If these product defects are substantial, the result could be product recalls, an increased amount of product returns, loss of market acceptance and damage to our reputation, all of which could increase our costs and cause us to lose sales. We carry general commercial liability insurance, including product liability, with a coverage limit of $2 million per occurrence plus an umbrella policy with a $5 million limit. Our insurance may be insufficient to protect us against losses caused by severe defects in our products.

We do not maintain significant inventories of component parts or finished goods and our failure to adequately forecast demand could result in shortages and damage our business.

        Because most of our systems are built upon order, we do not maintain a significant inventory of completed systems. We maintain only limited inventories of component parts and consumable supplies, although we enter into purchase agreements with certain suppliers that require us to purchase minimum amounts. We endeavor to produce systems as they are ordered, which causes us to forecast production based on past sales and our estimates of future demand. In the event that we significantly underestimate our needs or encounter an unexpectedly high level of demand for our systems or our suppliers are unable to deliver our orders of components in a timely manner, we may be unable to fill our product orders on time which could harm our reputation and result in reduced sales.

Our business success depends wholly on the continued demand for card printing systems and related supplies.

        Because we sell only card printing systems and related consumable supplies, our business depends on the continued demand for cards for identification, access control and other purposes. Demand for our products could decline if businesses and organizations use alternative technologies, such as biometric technologies that use physical characteristics of a person such as voice, fingerprints or eyes as a means of identification, or otherwise reduce their dependence on identification or access cards. These changes in the business environment or competition from current and potential competitors could significantly erode the demand for our systems and cause our business to suffer.

Technology in our industry evolves rapidly, potentially causing our products to become obsolete, and we must continue to enhance existing systems and develop new systems or we will lose sales.

        Rapid technological advances, rapidly changing customer requirements and fluctuations in demand characterize the current market for our products. Our existing and development-stage products may become obsolete if our competitors introduce newer or more appealing technologies. If these technologies are patented or proprietary to our competitors, we may not be able to access these technologies. To be successful, we must constantly enhance our existing systems and develop and introduce new systems. If we fail to anticipate or respond to technological developments or customer requirements, or if we are significantly delayed in developing and introducing products, our business will suffer lost sales.

All of our sales are made through independent distributors and resellers, over whom we have limited control, and if they do not effectively market or sell our products, our sales will decline.

        All of our revenue comes from sales through our distributor and reseller network, and we do not sell our products directly to end-users. Although certain distributors and resellers have made some contractual commitments to us, they are independent businesses that we do not control. We cannot be certain that they will continue to market or sell our systems effectively. In particular, our agreements with distributors and resellers of our Persona Series line of systems are typically non-exclusive, so distributors and resellers could carry competing product lines, devote their efforts to other products in different markets, reduce or discontinue sales of our products or fail to devote the resources necessary to provide effective sales and marketing support of our products, which could have a material adverse effect on our financial condition and results of operations. In addition, we have moved to a more exclusive distribution strategy for our Professional Series line of systems, so we rely on fewer distributors and resellers to sell our premium products. The failure of any one or more of the distributors or resellers of our Professional Series systems to effectively market and sell these products could impede this distribution strategy and negatively affect our sales. If distributors and resellers carry excess inventories of our systems or supplies, our sales could be negatively affected. We are dependent upon the continued viability and financial stability of these distributors and resellers, many of which are small organizations with limited capital. We believe that our future growth and success will continue to depend in large part upon the success of our distributors in operating their own businesses.

We sell a significant portion of our products internationally and purchase important components from foreign suppliers, which exposes us to currency fluctuations and other risks.

        We sell a significant amount of our products to customers outside the United States, particularly in Europe and Asia. International sales accounted for 37%, 38%, and 36% of our net sales in 2001, 2000, and 1999, respectively. We expect that shipments to international customers, including customers in Europe and Asia, will continue to account for a significant portion of our net sales. Sales outside the United States involve the following risks, among others:

  •
  foreign governments may impose tariffs, quotas and taxes;

  •
  political and economic instability may reduce demand for our products;

  •
  restrictions on the export or import of technology may reduce or eliminate our ability to sell in certain markets;

  •
  potentially limited intellectual property protection in certain countries may limit our recourse against infringing products or cause us to refrain from selling in certain markets;

  •
  we may face difficulties in managing international operations;

  •
  our contracts with foreign distributors and resellers do not fully protect us against political and economic instability;

  •
  we may face difficulties in collecting receivables; and

  •
  we may not be able to control our international distributors' efforts on our behalf.

        We do not hedge against foreign currency fluctuations and, because we denominate our international sales in U.S. dollars, currency fluctuations could also cause our products to become less affordable or less price competitive than those of foreign manufacturers. These factors may have a material adverse effect on our international sales.

        In addition, we purchase components from a number of foreign suppliers and outsource certain manufacturing tasks to foreign manufacturers. In February 2001, we entered into a new agreement with our supplier of dye sublimation ribbons to make our purchases in dollars rather than yen. Although this agreement will reduce the risks of increased purchasing costs if the value of the dollar declines relative to the yen, we will not be able to benefit from the full potential cost savings if the value of the dollar increases relative to the yen.

If our systems fail to comply with domestic and international government regulations, or if these regulations result in a barrier to our business, we could lose sales.

        Our systems must comply with various domestic and international laws, regulations and standards. In the event that we are unable or unwilling to comply with any such laws, regulations or standards, we may decide not to conduct business in certain markets. Particularly in international markets, we may experience difficulty in securing required licenses or permits on commercially reasonable terms, or at all. Failure to comply with existing or evolving laws or regulations, including export and import restrictions and barriers, or to obtain timely domestic or foreign regulatory approvals or certificates could result in lost sales.

        On May 15, 2002, the European Union Competition Commission stated that it is reviewing the pricing of printer ink cartridges. Although this investigation is primarily focused on large inkjet printer manufacturers, if these companies are found to be in violation of European Union antitrust laws or other similar laws, it is possible that the same laws may apply to us, which may negatively impact our sales.

Our quarterly operating results have been volatile as a result of many factors and continued volatility may cause our stock price to fluctuate.

        We have experienced fluctuations in our quarterly operating results and we expect those fluctuations to continue due to a variety of factors. Some of the factors that influence our quarterly operating results include:

  •
  the number and mix of products sold in the quarter;

  •
  the availability and cost of components and materials;

  •
  timing, costs and benefits of new product introductions;

  •
  customer order size and shipment timing; and

  •
  seasonal factors affecting timing of purchase orders.

        Because of these factors, our quarterly operating results are difficult to predict and are likely to vary in the future. If our earnings are below financial analysts' expectations in any quarter, our stock price is likely to drop.

We may not be able to adequately protect ourselves against infringement claims of others, which if successfully brought could require us to redesign or cease marketing our products.

        We cannot be certain that we have not infringed the proprietary rights of others. Any such infringement could cause third parties to bring claims against us, resulting in significant costs, possible damages and substantial uncertainty. We could also be forced to develop a non-infringing alternative, which could be costly and time-consuming.

If we fail to attract and retain highly skilled managerial and technical personnel, we may fail to remain competitive.

        Our future success depends, in significant part, upon the continued service and performance of our senior management and other key personnel, in particular Gary R. Holland, our Chief Executive Officer. Although we have "key man" insurance on Mr. Holland with a death benefit of $3 million, losing the services of Mr. Holland could impair our ability to effectively manage our company and to carry out our business plan. In addition, competition for skilled technical employees in our industry is intense. If we cannot attract and retain sufficient qualified technical employees, we may not be able to effectively develop and deliver competitive products to the market.

We may need to raise additional capital to fund our future operations, and any failure to obtain additional capital when needed or on satisfactory terms could damage our business.

        We may need to raise or borrow additional capital in the future to fund our ongoing operations. Any equity or debt financing, if available at all, may be on terms that are not favorable to us and, in the case of equity offerings, may result in dilution to our stockholders. Any difficulty in obtaining additional financial resources, including the inability to borrow on satisfactory financial terms, could force us to curtail our operations or prevent us from pursuing our growth strategy or otherwise cause us financial harm.

        In addition, as of March 31, 2002, we had $12.5 million of debt outstanding under our credit facility agreement. This credit facility imposes several restrictive conditions on our ability to incur additional indebtedness and pay dividends. This credit facility, and other future credit facilities, may prevent us from taking steps necessary to further our growth. This credit facility matures in April 2003. Our current lenders and other potential lenders may not extend us credit in the future.

Risks Related to this Offering

The market price of our common stock has fluctuated substantially in the past and is likely to fluctuate in the future as a result of a number of factors.

        The market price of our common stock and the number of shares traded each day have varied greatly. Such fluctuations may continue because of numerous factors, including:

  •
  actual or anticipated fluctuations in our operating results and those of our competitors;

  •
  our announcements or our competitors' announcements of technological innovations or new products;

  •
  developments regarding patents or proprietary rights;

  •
  changes in financial analysts' estimates of our future performance and the future performance of our competitors or the technology industry generally;

  •
  sales of a high volume of shares of our common stock by our large stockholders;

  •
  general conditions in the industries in which we operate; and

  •
  general economic conditions.

        In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially and adversely affect our stock price, regardless of our operating results.

Investors in our common stock may be diluted.

        Investors ownership in our common stock will be subject to the risk that their equity interests in us may be diluted through the issuance of additional equity securities. We have the right to issue, at the discretion of our board of directors, shares other than those to be issued in this offering, upon such terms and conditions and at such prices as our board of directors may establish. In addition, we may in the future issue preferred stock that might have priority over our common stock as to distributions and liquidation proceeds.

The stockholder rights plan and other anti-takeover provisions adopted by us may have the effect of discouraging, delaying or preventing a change of control of Fargo.

        The provisions of Delaware law and our certificate of incorporation and bylaws could make it difficult for a third party to acquire us, even though an acquisition might be beneficial to our stockholders. Our certificate of incorporation provides our board of directors the authority, without stockholder action, to issue up to 10,000,000 shares of undesignated stock, including preferred stock in one or more series. In February 2000, a committee of our board of directors authorized the designation of up to 300,000 shares of Series C preferred stock in connection with the adoption of our stockholders rights agreement. Our board has the authority, without stockholder approval, to establish from the undesignated stock, one or more classes or series of company shares, including preferred stock, and to fix the rights, preferences and privileges (including voting rights) of any such class or series of company shares. We do not presently intend to designate or issue any additional company shares from the undesignated stock. However, your rights as a holder of common stock will be subject to, and may be adversely affected by, the rights of holders of any future shares we designate and issue from the undesignated stock. The designation and issuance of company shares from the undesignated stock may also cause significant dilution in your interests as a stockholder. By issuing any such shares, we could also make it more difficult for a third party to acquire us.

        Our certificate of incorporation does not allow our stockholders to cumulate their votes to elect directors, and it provides for a classified board, with each board member serving a staggered three-year term. In addition, our bylaws establish an advance notice procedure for stockholder proposals and for nominating candidates for election as directors. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. These provisions, along with the ability of our board of directors to designate and issue shares from the undesignated stock, could prevent or delay a change of control of Fargo. In turn, this could adversely affect common stock market prices. See "Description of Capital Stock" beginning on page S-44.

        Our stockholder rights agreement entitles certain of our stockholders to purchase our Series C preferred stock or equivalent upon certain triggering events. These rights will not be exercisable until the acquisition by a person or affiliated group of 15% or more of the outstanding shares of our common stock, or the commencement or announcement of a tender offer or exchange offer which would result in the acquisition of 15% or more of our outstanding shares. The stockholder rights agreement may have the effect of discouraging, delaying or preventing a change of control of Fargo.

USE OF PROCEEDS

        We estimate the net proceeds from the sale of newly-issued shares of our common stock in this offering will be approximately $            , after deducting underwriting discounts and commissions and our and the selling stockholders' estimated offering expenses, all of which are payable by us.

        We intend to use the net proceeds of this offering for general corporate purposes, including the repayment of indebtedness of up to $12.5 million of outstanding principal as of March 31, 2002, plus accrued interest, under our credit facility with LaSalle Bank and Harris Bank. The credit facility matures in April 2003. The interest rates charged on the balance outstanding under the credit facility may vary from the prime rate of interest plus 0.25% to 0.50% or LIBOR plus 1.75% to 2.00%, depending upon certain financial coverage ratios. Our credit agreement requires us to use at least 25% of the net proceeds received by us in any offering of our equity securities to repay outstanding principal.

        We will not receive any of the proceeds from sales of common stock by any selling stockholder. Pursuant to an agreement with the selling stockholders, we have agreed to pay all expenses of effecting the registration of shares of common stock offered by any selling stockholder, including reasonable fees and disbursements of counsel for the selling stockholders. We will not pay any underwriting discounts and commissions, fees and disbursements of any additional counsel for any selling stockholder, or transfer taxes attributable to the sale of the offered shares, which will be paid by any selling stockholder.

DIVIDEND POLICY

        Since the completion of our public offering, we have not declared or paid any cash dividends on our common stock or other securities and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain our earnings, if any, for future growth. Future dividends on our common stock or other securities, if any, will be at the discretion of our board of directors and will depend on, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant. In addition, our ability to declare and pay dividends is restricted by the terms of our credit facility.

PRICE RANGE OF OUR COMMON STOCK

        Our common stock is currently traded on the Nasdaq National Market under the symbol "FRGO." The following table sets forth the high and low closing sales prices per share as reported by the Nasdaq National Market for each quarter since our initial public offering of common stock in February 2000.

	Common Stock Price
	High	Low
Fiscal Year Ending December 31, 2002:
First Quarter	$7.52	$5.64
Second Quarter (through May 31, 2002)	12.47	7.25
Fiscal Year Ended December 31, 2001:
First Quarter	$5.25	$2.06
Second Quarter	4.99	2.03
Third Quarter	7.22	4.10
Fourth Quarter	7.19	6.59
Fiscal Year Ended December 31, 2000:
First Quarter	$17.75	$10.75
Second Quarter	12.13	2.50
Third Quarter	9.50	3.50
Fourth Quarter	6.31	1.47

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2002 on:

  •
  an actual basis; and

  •
  an adjusted basis, which gives effect to:

  •
  the receipt of the estimated net proceeds from the issuance of 950,000 shares of our common stock at the assumed offering price of $             per share; and

  •
  the repayment of approximately $            of our indebtedness under our credit facility with the net proceeds from this offering.

        You should read this table in conjunction with our unaudited interim financial statements and the related notes included elsewhere in this prospectus supplement.

	As of March 31, 2002
	Actual	As Adjusted
	($ in thousands)
Cash and cash equivalents	$2,839

Total bank debt, including current portion (matures on April 1, 2003)	12,500
Stockholders' equity:
Common stock, $.01 par value; 50,000,000 shares authorized, 11,785,900 issued and outstanding; shares issued as adjusted	118
Additional paid-in capital	145,249
Accumulated deficit	(118,326)
Deferred compensation	(37)
Stock subscription receivable	(625)

Total stockholders' equity	26,379

Total capitalization, including bank debt	$38,879

        The outstanding share information in the table above is based on the number of shares outstanding as of March 31, 2002 and excludes:

  •
  244,182 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $5.97 per share; and

  •
  522,333 shares available for future issuance under our Amended and Restated 1998 Stock Option and Grant Plan and 2001 Employee Stock Purchase Plan.

SELECTED FINANCIAL INFORMATION

        The following selected financial information as of and for the years ended December 31, 1998 through December 31, 2001 are derived from our audited financial statements. The selected financial information as of and for the three months ended March 31, 2001 and 2002 are derived from our unaudited interim financial statements. Such unaudited interim financial statements have been prepared by us on a basis consistent with our annual audited financial statements and, in the opinion of our management, contain all normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for the applicable periods. This information is only a summary and does not provide all of the information contained in our financial statements and related notes. You should read the "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page S-20 of this prospectus supplement and our financial statements.

	Year Ended December 31,				Three Months Ended March 31,
Statements of Operations Data:	1998	1999	2000	2001	2001	2002
	(in thousands, except per share data)
					(unaudited)
Net sales	$47,647	$54,107	$57,845	$60,963	$13,172	$15,021
Cost of sales	23,195	28,928	34,721	37,497	8,247	9,220

Gross profit	24,452	25,179	23,124	23,466	4,925	5,801

Operating expenses:
Research and development	1,586	4,011	4,934	4,053	1,032	1,256
Selling, general and administrative	8,307	8,525	10,027	10,341	2,831	2,834
Recapitalization costs(1)	8,386	—	—	—	—	—
Acquisition-related costs(2)	—	—	—	1,434	62	538

Total operating expenses	18,279	12,536	14,961	15,828	3,925	4,628

Operating income	6,173	12,643	8,163	7,638	1,000	1,173

Other income (expense):
Interest expense	(5,298)	(5,956)	(2,830)	(1,379)	(480)	(150)
Interest income	109	102	81	79	—	—
Other, net	(273)	270	7	(33)	(25)	8

Total other expense	(5,462)	(5,584)	(2,742)	(1,333)	(505)	(142)

Income before provision for income taxes and extraordinary loss	711	7,059	5,421	6,305	495	1,031
Provision for income taxes	2,800	2,575	1,979	2,229	183	317

Net income (loss) before extraordinary loss	(2,089)	4,484	3,442	4,076	312	714
Extraordinary loss, net of applicable income taxes	—	—	(385)	—	—	—

Net income (loss)	(2,089)	4,484	3,057	4,076	312	714
Accrued dividends on redeemable preferred stock	(2,113)	(2,620)	(350)	—	—	—
Accretion of convertible participating preferred stock(3)	—	(67,000)	—	—	—	—

Net income (loss) available to common stockholders	$(4,202)	$(65,136)	$2,707	$4,076	$312	$714

Net income (loss) per common share:
Basic earnings:
Income (loss) before extraordinary loss	$(0.98)	$(37.56)	$0.29	$0.35	$0.03	$0.06
Extraordinary loss	—	—	(0.04)	—	—	—

Net income (loss)	$(0.98)	$(37.56)	$0.25	$0.35	$0.03	$0.06

Diluted earnings:
Income (loss) before extraordinary loss	$(0.98)	$(37.56)	$0.27	$0.34	$0.03	$0.06
Extraordinary loss	—	—	(0.03)	—	—	—

Net income (loss)	$(0.98)	$(37.56)	$0.24	$0.34	$0.03	$0.06

Weighted average common shares outstanding:
Basic shares outstanding	4,307	1,734	10,637	11,760	11,748	11,785
Diluted shares outstanding	4,307	1,734	11,413	11,958	11,863	12,013

(1)
Reflects expenses consisting primarily of employee compensation, legal and professional fees incurred by us in connection with our leveraged recapitalization in February 1998. The impact of the recapitalization costs and the fact that we were not a C Corporation for the entire year resulted in a reduction of net income available to common stockholders of $7,911,000 and resulted in a reduction of basic net income per share of $1.84 and diluted net income per share of $1.41.

(2)
The impact of these acquisition-related costs resulted in a reduction of net income available to common stockholders by $926,000 for the year ended December 31, 2001 and $342,000 for the quarter ended March 31, 2002. The impact of these acquisition-related costs resulted in a reduction in basic and diluted net income per common share of $0.08 per share for the year ended December 31, 2001 and $0.03 per share for the quarter ended March 31, 2002.

(3)
Reflects the accretion of convertible participating preferred stock originally issued at $1.00 per share in our February 1998 recapitalization. Such stock was automatically converted to common stock on a 625-for-1 basis upon the closing of our initial public offering in February 2000. As of September 30, 1999, such preferred stock was recorded at the expected fair market value of the common stock ($15.00 per share), which resulted in a $67,000,000 reduction in net income available to common stockholders.

	As of December 31,				As of March 31,
	1998	1999	2000	2001	2001	2002
	(in thousands)
					(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1,103	$1,509	$1,223	$3,586	$2,244	$2,839
Working capital	5,184	7,569	14,850	9,190	11,518	8,509
Total assets	46,628	49,094	48,815	46,213	49,331	46,172
Note payable, stockholder	10,000	10,000	—	—	—	—
Total bank debt	53,500	50,100	22,900	14,000	22,900	12,500
Redeemable preferred stock	32,113	34,733	—	—	—	—
Convertible participating preferred stock	8,000	75,000	—	—	—	—
Stockholders' equity (deficiency)	(59,825)	(124,948)	21,359	25,638	21,684	26,379

        In February 2000, we completed our initial public offering of 5,000,000 shares of our common stock, resulting in proceeds to us of $69,750,000 before offering expenses. We used the proceeds of the offering to repay debt and redeem our redeemable preferred stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Background

        We are a leading developer, manufacturer and supplier of printing systems and consumable supplies that personalize plastic identification cards by printing images and text onto the card. Our printing systems are capable of encoding data onto cards that incorporate bar code, magnetic stripe, smart card or proximity card technology. We believe that our engineering expertise and our ability to offer a broad range of printing systems using multiple printing technologies have led to a reputation for innovation in our industry. The consumable supplies used with our systems include dye sublimation ribbons, overlaminates, thermal resin ribbons, printheads and blank cards. The sale of these supplies provides us with a significant recurring revenue stream.

        Concern for personal safety and property protection has led to the need for electronic and visual identification and access control. We believe the demand for our products will increase as governments and corporations worldwide address their security needs. We believe the development and implementation of new technologies that add security features to plastic cards should foster a growing market for our systems.

        We market and sell our products exclusively through a distribution channel of independent distributors and resellers in more than 80 countries worldwide. We estimate that as of March 31, 2002, we have manufactured and sold more than 60,000 of our printing systems.

Results of Operations

        The following table sets forth, for the periods indicated, certain selected financial data expressed as a percentage of net sales:

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	53.5	60.0	61.5	62.6	61.4

Gross profit	46.5	40.0	38.5	37.4	38.6

Operating expenses:
Research and development	7.4	8.5	6.6	7.8	8.4
Selling, general and administrative	15.8	17.3	17.0	21.5	18.8
Acquisition-related costs	—	—	2.4	0.5	3.6

Total operating expenses	23.2	25.8	26.0	29.8	30.8

Operating income	23.3%	14.2%	12.5%	7.6%	7.8%

Comparison of Three Months Ended March 31, 2002 and 2001

        Net sales.    Net sales increased 14.0% to $15.0 million for the three-month period ended March 31, 2002, from $13.2 million in the same period of 2001. Of the $15.0 million in sales in the first quarter of 2002, sales of equipment increased 1.9% to $6.6 million from $6.5 million in the first quarter of 2001, and sales of supplies increased 25.9% to $8.4 million from $6.7 million in the first quarter of 2001. The increase in sales of supplies was the result of increased unit volume of ribbons.

        Our now terminated agreement to be acquired by Zebra Technologies Corporation was announced on August 1, 2001. We believe that the announcement of the acquisition and the delay in the consummation of the transaction has had, and will likely continue to have, an adverse effect on our distributorship and reseller arrangements and, consequently, our sales.

        International sales increased 10.7% to $5.8 million in the first quarter of 2002 from $5.2 million in the same period of 2001 and accounted for 38.5% of net sales for the three months ended March 31, 2002, compared to 39.7% of net sales in the same period of 2001. The increase in international sales was principally attributable to increased sales of equipment and supplies in Canada and Mexico in the first quarter of 2002.

        Gross profit.    Gross profit as a percentage of net sales increased to 38.6% for the three months ended March 31, 2002, from 37.4% in the same period of 2001. Gross profit is highly dependent on the level of net sales compared to the fixed component of cost of sales and the related realization of manufacturing efficiencies. Gross profit for the three months ended March 31, 2002, was positively impacted by a greater increase in net sales relative to the increase in cost of sales, compared to the same period of 2001. This was partially offset by increased discounts and increased sales of lower margin printers for the three-month period ended March 31, 2002.

        Research and development.    Research and development expenses increased 21.7% to $1.3 million for the three months ended March 31, 2002, from $1.0 million in the same period of 2001. Research and development expenses as a percentage of net sales were 8.4% for the first quarter of 2002, compared to 7.8% for the same period of 2001. The increase in the first quarter of 2002 was primarily due to higher salary expense as a result of higher staffing levels and higher costs on prototype parts related to activities in the research and development of new products.

        Selling, general and administrative.    Selling, general and administrative expenses remained steady at approximately $2.8 million for the three months ended March 31, 2002, nearly the same amount incurred during the same period of 2001. As a percentage of net sales, selling, general and administrative expenses were 18.8% in the first quarter of 2002, compared to 21.5% for the same period of 2001. Increased advertising and tradeshow expenses were offset by lower legal and professional fees for the quarter ended March 31, 2002. We experienced higher legal and professional fees in the first quarter of 2001 due to fees paid to outside consultants to improve our manufacturing processes. The decrease in selling, general and administrative expenses as a percent of total sales was principally due to higher net sales in the first quarter of 2002.

        Acquisition-related costs.    In connection with our now-terminated acquisition by Zebra, we incurred legal and professional expenses of $538,000 for the three-month period ended March 31, 2002, and $62,000 for the same period of 2001. As a percentage of net sales, acquisition-related costs were 3.6% in the first quarter of 2002, compared to 0.5% in the same period of 2001. As a result of the termination of this transaction in March 2002, we may incur additional costs to rebuild our distribution channel, which may have a negative impact on our sales, gross profit and operating income in future periods.

        Operating income.    Operating income increased 17.3% to $1.2 million for the quarter ended March 31, 2002, from $1.0 million during the same period of 2001. As a percentage of net sales, operating income was 7.8% in the first quarter of 2002 compared to 7.6% in the same period of 2001. Excluding acquisition-related costs, operating income would have been $1.7 million or 11.4% of net sales for the three-month period ended March 31, 2002 compared to $1.1 million or 8.1% of net sales for the three-month period ended March 31, 2001.

        Interest expense.    Interest expense totaled $150,000 for the three months ended March 31, 2002, compared to $480,000 for the comparable period in 2001. The reduction in our outstanding debt combined with reduced interest rates led to the lower interest expense. The weighted average interest rate on our outstanding debt for the three months ended March 31, 2002 was 3.7% as compared to 7.7% in the same period of 2001.

        Income tax expense.    Income tax expense was $317,000 for the three months ended March 31, 2002, which results in an effective tax rate of 30.7%, compared to income tax expense of $183,000 and an effective tax rate of 36.9% for the same period of 2001. The decrease in the effective tax rate for the three-month period ended March 31, 2002, relates to research and experimentation credits we utilized in the first quarter of 2002.

Comparison of Years Ended December 31, 2001 and 2000

        Net sales.    Net sales increased 5.4% to $61.0 million in 2001 from $57.8 million in 2000. The mix of net sales continued to change with sales of plastic card personalization products increasing 5.9% to $60.6 million in 2001 from $57.2 million in 2000. Sales of equipment increased 9.4% to $27.0 million from $24.7 million in 2000, and sales of supplies increased 3.3% to $33.6 million from $32.5 million in 2000. The increase in sales of equipment is largely attributable to the shipment of printers for the Department of Defense "Common Access" Identification Card Project. The increase in sales of supplies was the result of increased unit volume of ribbons.

        International sales increased 0.4% to $22.3 million in 2001 from $22.2 million in 2000 and accounted for 36.6% of net sales in 2001 compared to 38.4% of net sales in 2000. The decrease in international sales as a percent of total sales was principally due to the increase in sales in the United States from the shipment of printers to the Department of Defense for the year ended December 31, 2001. We experienced increased international sales in Canada, primarily the result of increased sales of equipment. This increase in international sales was partially offset by decreased sales in Asia Pacific. Asia Pacific sales were lower mainly due a decrease in sales of equipment.

        Gross profit.    Gross profit increased 1.6% to $23.5 million for 2001 from $23.1 million in 2000. Several factors, however, led to a decline in the gross profit margin percent to 38.5% in 2001 from 40.0% in 2000, notably, increases in manufacturing start-up costs associated with our new products, increased discounts and increased sales of lower margin printers in 2001. Lower material costs on supplies partially offset these negative factors.

        Research and development.    Research and development expenses decreased 17.9% to $4.1 million in 2001 from $4.9 million in 2000. Research and development expenses as a percentage of net sales were 6.6% for 2001 compared to 8.5% for 2000. Lower salary expense as a result of lower staffing levels and tighter controls on expenditures for prototype parts contributed to the decrease in research and development expenses.

        Selling, general and administrative.    Selling, general and administrative expenses increased 3.1% to $10.3 million in 2001 from $10.0 million in 2000. As a percentage of net sales, selling, general and administrative expenses were 17.0% in 2001, compared to 17.3% in 2000. The dollar increase is principally attributable to additional legal and professional fees, which include fees paid to outside consultants to improve our manufacturing processes. These increases in fees were partially offset by lower marketing trade show and marketing program expenses.

        Acquisition-related costs.    In connection with our now terminated acquisition by Zebra Technologies Corporation, we incurred legal and professional expenses of $1.4 million for the year ended December 31, 2001. As a percent of net sales, acquisition-related costs were 2.4% in 2001. We expect to incur additional legal and professional expenses in 2002. As a result of the termination of this transaction in March 2002, we may incur additional costs to rebuild our distribution channel, which may have a negative impact on our sales, gross profit, and operating income.

        Operating income.    Operating income decreased 6.4% to $7.6 million in 2001 from $8.2 million in 2000. As a percentage of net sales, operating income was 12.5% in 2001 as compared to 14.1% in 2000. Excluding the acquisition-related costs, operating income increased 11.1% to $9.1 million in 2001 from $8.2 million in 2000.

        Interest expense.    Interest expense totaled $1.4 million in 2001 compared to $2.8 million in 2000. The reduction in our outstanding debt combined with reduced interest rates led to the lower interest expense. The weighted average interest rate on our outstanding debt for the year ended December 31, 2001 was 6.5% as compared to 8.7% in 2000.

        Extraordinary loss.    In connection with our initial offering of common stock in February of 2000, we recorded an extraordinary loss, net of tax, of $206,000 for the write-off of deferred financing costs related to the pay-down of senior bank debt. We also recorded an extraordinary loss, net of tax, of $179,000 for the write-off of the remaining deferred financing costs related to the origination of the senior bank debt that was paid in full in September of 2000 using proceeds from a new revolving credit facility.

        Income tax expense.    Income tax expense was $2.2 million in 2001, which results in an effective tax rate of 35.4%, compared to income tax expense of $2.0 million and an effective tax rate of 36.5% in 2000. The decrease in the effective tax rate for 2001 relates to research and experimentation credits we utilized in the fourth quarter of 2001.

Comparison of Years Ended December 31, 2000 and 1999

        Net sales.    Net sales increased 6.9% to $57.8 million in 2000 from $54.1 million in 1999. The mix of net sales continued to change during this period with sales of plastic card personalization products increasing 8.5% to $57.2 million in 2000 from $52.8 million in 1999. Sales of products not related to plastic card personalization decreased 53.6% to $628,000 in 2000 from $1.4 million in 1999. Of the $57.2 million in sales attributable to plastic card personalization products in 2000, sales of equipment decreased 7.1% to $24.7 million from $26.5 million in 1999, and sales of supplies increased 24.2% to $32.5 million from $26.2 million in 1999. The decrease in sales of equipment was principally due to our inability to meet demand caused by our manufacturing difficulties and increased dealer promotional activities. The increase in sales of supplies was the result of increased unit volume of ribbons.

        International sales increased 13.8% to $22.2 million in 2000 from $19.5 million in 1999 and accounted for 38.4% of net sales in 2000 compared to 36.1% of net sales in 1999. The increase in international sales was primarily due to increased demand of printers and supplies in most geographic markets.

        Gross profit.    Gross profit as a percentage of net sales decreased to 40.0% in 2000 from 46.5% in 1999. The decrease was primarily due to manufacturing start-up costs related to our new products, an unfavorable change in the exchange rate on the Japanese yen versus the U.S. dollar (which increased our purchasing costs), increased discounts and increased sales of lower margin printers as a percentage of the total printers sold in 2000. The yen impacts our gross margin since we purchase our ribbons from our Japanese supplier. In 2001, we began purchasing ribbons from our Japanese supplier in U.S. dollars.

        Research and development.    Research and development expenses increased 23.0% to $4.9 million in 2000 from $4.0 million in 1999. Research and development expenses as a percentage of net sales were 8.5% for 2000 compared to 7.4% for 1999. The increase in 2000 was primarily due to the continued development of our new high-definition printing (HDP) and direct-to-card (DTC) product lines and other new plastic card personalization technologies, and increased payroll expense. Research and development expenses consist primarily of engineering salaries and prototype component costs.

        Selling, general and administrative.    Selling, general and administrative expenses increased 17.6% to $10.0 million in 2000 from $8.5 million in 1999. As a percentage of net sales, selling, general and administrative expenses were 17.3% in 2000, compared to 15.8% in 1999. The increase in selling, general and administrative expenses was principally attributable to additional marketing expenses to promote our new products and increases in personnel expenses for payroll and benefits.

        Operating income.    Operating income decreased 35.4% to $8.2 million in 2000 from $12.6 million in 1999. As a percentage of net sales, operating income was 14.1% in 2000 as compared to 23.4% in 1999.

        Interest expense.    Interest expense totaled $2.8 million in 2000 compared to $6.0 million in 1999. Upon completion of the initial public offering of our common stock in February 2000, $33.9 million of the offering proceeds were used to reduce our outstanding debt. This reduction in our debt contributed to the lower interest expense, although the decrease was partially offset by higher interest rates. We also refinanced our then outstanding senior bank debt with a revolving credit facility. The weighted average interest rate on our outstanding debt was 8.7% in 2000 as compared to 8.4% in 1999.

        Extraordinary loss.    In connection with our initial offering of common stock in February of 2000, we recorded an extraordinary loss, net of tax, of $206,000 for the write-off of deferred financing costs related to the pay-down of senior bank debt. We also recorded an extraordinary loss, net of tax, of $179,000 for the write-off of the remaining deferred financing costs related to the origination of the senior bank debt that was paid in full in September of 2000 using proceeds from a new revolving credit facility.

        Income tax expense.    Income tax expense was $2.0 million in 2000, which results in an effective tax rate of 36.5%, compared to income tax expense of $2.6 million and an effective tax rate of 36.5% in 1999.

Quarterly Results and Seasonality

        The following table sets forth certain unaudited quarterly financial data for 2000, 2001 and the first quarter of 2002. In our opinion, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended
	2000			2001				2002
	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31	March 31
	(in thousands, except per share data)
Net sales	$13,599	$15,777	$14,238	$13,172	$16,957	$15,471	$15,363	$15,021
Cost of sales	8,305	9,409	8,931	8,247	10,663	8,911	9,676	9,220

Gross profit	5,294	6,368	5,307	4,925	6,294	6,560	5,687	5,801
Operating expenses:
Research and development	1,240	1,347	1,174	1,032	979	961	1,081	1,256
Selling, general and administrative	2,550	2,572	2,707	2,831	2,933	2,128	2,449	2,834
Acquisition-related costs(1)	—	—	—	62	—	893	479	538

Total operating expenses	3,790	3,919	3,881	3,925	3,912	3,982	4,009	4,628

Operating income	1,504	2,449	1,426	1,000	2,382	2,578	1,678	1,173
Net income(2)	$598	$989	$570	$312	$1,287	$1,455	$1,022	$714

Net income per common share:
Basic earnings	$0.05	$0.08	$0.05	$0.03	$0.11	$0.12	$0.09	$0.06

Diluted earnings	$0.05	$0.08	$0.05	$0.03	$0.11	$0.12	$0.08	$0.06

Weighted average common shares
Basic	11,767	11,749	11,746	11,748	11,758	11,757	11,775	11,785
Diluted	11,908	11,988	11,846	11,863	11,892	11,998	12,034	12,013

        The following table sets forth selected financial information as a percentage of net sales for each of our last eight fiscal quarters:

	Three Months Ended
				2001				2002
	2000
				March 31				March 31
	June 30	Sept. 30	Dec. 31		June 30	Sept. 30	Dec. 31
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	61.1	59.6	62.7	62.6	62.9	57.6	63.0	61.4

Gross profit	38.9	40.4	37.3	37.4	37.1	42.4	37.0	38.6
Operating expenses:
Research and development	9.1	8.5	8.2	7.8	5.8	6.2	7.0	8.4
Selling, general and administrative	18.8	16.3	19.0	21.5	17.3	13.7	15.9	18.8
Acquisition-related costs(1)	—	—	—	0.5	—	5.8	3.1	3.6

Total operating expenses	27.9	24.8	27.2	29.8	23.1	25.7	26.0	30.8

Operating income	11.0	15.6	10.1	7.6	14.0	16.7	11.0	7.8
Net income(2)	4.4%	6.3%	4.0%	2.4%	7.6%	9.4%	6.7%	4.8%

(1)
Reflects expenses consisting primarily of legal and professional fees incurred by us in connection with the proposed acquisition by Zebra Technologies Corporation, which was terminated in March 2002. The impact of these acquisition-related costs resulted in a reduction in net income available to common stockholders of $39,000, $567,000 and $320,000 for the first, third and fourth quarter of 2001, respectively and $373,000 for the first quarter of 2002. The impact of the acquisition-related costs resulted in a reduction of basic and diluted net income per common share of $0.00, $0.05 and $0.03 for the first, third and fourth quarter of 2001, respectively and $0.03 for the first quarter of 2002.
(2)
Reflects an extraordinary loss, net of tax, of $179,000 for the write-off of the remaining deferred financing costs related to the origination of the senior bank debt that was paid in full in September of 2000 using proceeds from a new revolving credit facility.

        We have experienced and expect to continue to experience quarterly variations in net sales as a result of a number of factors including, among other things, the number and mix of products sold in the quarter, the timing of major projects, the timing of product promotions, the availability and cost of components and materials, costs and benefits of new product introductions, customer order size and shipment timing and seasonable factors affecting timing of purchase orders.

Liquidity and Capital Resources

        We have historically financed our operations, debt service and capital requirements through cash flows generated from operations. Working capital was $8.5 million at March 31, 2002. Working capital was $9.2 million, $14.9 million and $7.6 million at December 31, 2001, 2000 and 1999, respectively. Our working capital declined in 2001 from 2000 because a significant portion of our long-term debt became current in 2001.

        We had cash and cash equivalents of $2.8 million at March 31, 2002, a decrease of $747,000 from $3.6 million at the beginning of the quarter. This decrease was primarily due to payments on our bank debt and purchases of capital equipment. These expenditures were partially offset by positive net cash flows provided by our operating activities.

        Cash generated from operating activities was $1.2 million for each of the three-month periods ended March 31, 2002 and 2001. Cash provided by operating activities for the three months ended March 31, 2002 was mainly due to net income of $714,000, non-cash charges of $560,000 for depreciation and deferred income taxes and an increase in accounts payable and accrued liabilities. The increase in accounts payable and accrued liabilities is mainly due to timing of purchases and increased costs related to the now terminated acquisition by Zebra. These cash flows were partially offset by an increase in accounts receivable of $901,000 primarily related to the timing of sales and increased sales in the first quarter of 2002, compared to the same period of 2001. Net cash flows used in investing activities were $431,000 in the first quarter of 2002 and $203,000 in the first quarter of 2001 primarily for the purchase of equipment in each period. Net cash flows used in financing activities were $1.5 million during the three months ended March 31, 2002, comprised primarily of a $1.5 million repayment of principal under our credit facility. Net cash flows provided by financing activities were $4,000 for the same period of 2001.

        Cash generated from operating activities in 2001 totaled $11.7 million due to net income of $4.1 million and non-cash charges of $3.8 million primarily for deferred income taxes and depreciation and amortization. Decreases in inventories of $2.7 million and an increase in accounts payable and accrued liabilities of $2.0 million also contributed to an increase in cash provided by operating activities. The decrease in inventories is primarily due to management initiatives in 2001 focused on inventory reduction and also due to increased product shipments. The increase in accounts payable and accrued liabilities is mainly due to the timing of purchases and increased revenue activity relative to the fourth quarter of 2000. These cash flows were partially offset by an increase in accounts receivable of $1.0 million primarily related to the timing of sales. Cash used by investing activities was $650,000 exclusively for the purchase of equipment and leasehold improvements. Cash used in financing activities was $8.7 million primarily due to payments on our credit facility.

        Cash generated from operating activities in 2000 totaled $4.5 million due to net income of $3.1 million and non-cash charges of $4.3 million for deferred income taxes, extraordinary items, depreciation and amortization and the provision for obsolete inventories. These cash flows were partially offset by an increase in accounts receivable of $1.3 million and an increase in inventories of $2.1 million. The increase in accounts receivable was primarily related to the timing of sales and the increase in inventories is primarily related to decreased product shipments in relation to forecasted product shipments. Cash used by investing activities was $1.4 million primarily for the purchase of equipment and leasehold improvements. Cash used in financing activities was $3.4 million primarily due to payments on our notes payable and our revolving credit facility and redemption of our redeemable preferred stock, partially offset by proceeds from our initial public offering of common stock.

        As of March 31, 2002, our borrowings consisted of $12.5 million owed under the credit agreement with LaSalle Bank and Harris Bank. The amended credit facility includes a $14.0 million term loan, of which $12.5 million is outstanding at March 31, 2002, and a $5.0 million revolving credit facility, of which there was no outstanding balance at March 31, 2002.

        In February 2002, we amended our credit facility to extend the maturity date from April 1, 2002 to April 1, 2003. In addition, under the terms of the amended agreement, the interest rates charged on the balance outstanding under the credit facility were increased to the prime rate of interest plus a margin of .25% to .50% or LIBOR plus a margin of 1.75% to 2.00%, based upon the maintenance of certain financial coverage ratios. Interest is payable within 30 to 90 days, as defined by the agreement. The agreement calls for principal repayments of $1.0 million per quarter, with the remaining balance due at maturity on April 1, 2003. This agreement requires us to use at least 25% of the net proceeds received by us in any offering of our equity securities to repay outstanding principal. If we do not pay off the remaining balance under our credit facility with the proceeds of this offering, we may need to extend our existing credit facility for an additional period of time prior to the maturity of our amended credit agreement on April 1, 2003.

        The credit facility requires, among other things, the maintenance of specified financial ratios including fixed charge coverage and total debt to EBITDA, as defined in the agreement, and restrictions on capital expenditures and the payment of dividends.

        We buy a significant portion of our ribbons, an important component of our revenue, from one supplier. Purchases of these ribbons represented 30%, 31% and 35%, respectively, of total purchases in 2001, 2000 and 1999. Although there are a limited number of manufacturers of the ribbons, we believe that other suppliers could provide similar ribbons on comparable terms. A change in suppliers, however, could cause a possible loss of sales, which would adversely affect operating results.

Significant Accounting Policies

        Revenue Recognition.    We recognize revenue at the time of shipment. We provide for estimated warranty costs and estimated returns in the period revenue is recognized. Two of our customers have arrangements which include stock balancing and return provisions. We provide an allowance for stock balancing based on estimated expected returns. Sales to these customers collectively represented 10.2%, 12.4% and 12.8%, respectively, of net sales for the years ended December 31, 2001, 2000 and 1999. Under the terms of the stock balancing agreements, the maximum amount of returns is approximately $220,000 at December 31, 2001, of which we have recorded an allowance of $114,000 for estimated returns.

        Inventories.    We state our inventories, which consist primarily of raw materials, at the lower of cost or market, with cost being determined by the first-in, first-out (FIFO) method.

        Deferred Income Taxes.    In 1998, we completed a recapitalization, which for federal and state income tax purposes, was a taxable business combination and is a qualified stock purchase. The buyer and seller elected jointly to treat the recapitalization as an asset acquisition under Section 338(h)(10) of the Internal Revenue Code. In connection with the recapitalization, we recorded a deferred tax asset with a corresponding credit to retained earnings of $35,936,000 at February 18, 1998, related to future tax deductions for the net excess of the tax bases of the assets and liabilities over the financial statement carrying amounts.

        The realization of the deferred tax assets is dependent upon our ability to generate sufficient future taxable income which we believe is more likely than not. We anticipate future taxable income sufficient to realize the recorded deferred tax assets. Historically, we have generated operating income. Future taxable income is based on our forecasts of operating results, and there can be no assurance that such results will be achieved.

BUSINESS

Overview

        We are a leading developer, manufacturer and supplier of printing systems and consumable supplies that personalize plastic identification cards by printing images and text onto the card. Our printing systems are capable of encoding data onto cards that incorporate bar code, magnetic stripe, smart card or proximity card technology. We believe that our engineering expertise and our ability to offer a broad range of printing systems using multiple printing technologies have led to a reputation for innovation in our industry. The consumable supplies used with our systems include dye sublimation ribbons, overlaminates, thermal resin ribbons, printheads and blank cards. The sale of these supplies provides us with a significant recurring revenue stream.

        Concern for personal safety and property protection has led to the need for electronic and visual identification and access control. We believe the demand for our products will increase as governments and corporations worldwide address their security needs. We believe the development and implementation of new technologies that add security features to plastic cards should foster a growing market for our systems.

        We market and sell our products exclusively through a distribution channel of independent distributors and resellers in more than 80 countries worldwide. We estimate that as of March 31, 2002, we have manufactured and sold more than 60,000 of our printing systems.

        End-users of our printing systems create personalized cards for a wide variety of applications including:

  •
  corporate security and access;

  •
  driver's licenses, government and military identification;

  •
  student identification and access;

  •
  public transportation access; and

  •
  recreation and gaming.

        We provide a diverse array of card printing systems that allow us to meet the needs of end-users ranging from those who desire a premium system to address complex applications to those focused on lower priced systems with fewer features.

Our Industry

  Background

        Traditionally, the primary method of producing identification cards has been to overlay instant photographs and type-set text or logos on a plastic card and then apply a plastic laminate over the card. This method is commonly known as "cut and paste." The development of digital imaging and direct-to-card thermal dye sublimation processes in the late 1980s led to the availability of systems that could create more durable identification and access cards and offer superior graphic and design capabilities that are more difficult to alter or forge. The development in the late 1990s of systems incorporating high definition printing, such as our High Definition Printing (HDP) process, enables high quality images to be printed on cards with even or uneven surfaces and of varying size and thickness, such as smart cards and proximity cards. These technological advances have led to processes and systems that are more simple to use and more cost effective than other means of card personalization, thereby broadening the number of applications in which these systems and cards can be used.

        The International Card Manufacturer's Association estimates that total personalized plastic cards produced worldwide were 8.8 billion in 2000, which reflects a three-year compounded annual growth rate of 12%. This estimate includes not only the instant issue card market in which we compete, but also the central issue market, including embossed financial cards and preprinted personalized cards.

  Industry Trends

        Certain social, technological and commercial factors are increasing the demand for personalized identification and access cards. Concern for personal safety and property protection has heightened in the wake of the terrorist attacks of September 11, 2001, as well as well-publicized security breaches and violent crimes at government facilities, businesses, hospitals and schools. Personalized identification cards are increasingly being used as a means of both visual and electronic identification and access control. In addition, new applications for personalized cards are being driven by technologies such as magnetic stripes, proximity sensors, biometric technologies and small computer chips called "smart chips" that store and process information on cards. We believe that these phenomena—the need for security and the development of new technologies—will foster a growing market for digital card printing systems. More specifically, we expect the market for card printing systems to continue to grow worldwide due to the following trends:

  •
  new and broader markets for personalized identification and access cards as concern for personal safety and property protection spreads to markets that have traditionally been considered to be at lower risk;

  •
  increasing integration of new biometric technologies, such as fingerprint reading, with personalized card systems for added security;

  •
  government initiatives to establish national identification card systems; and

  •
  continuing migration among users from analog, film-based systems to digital systems.

Industry Technology

  Central Issue Versus Instant Issue

        The digital card personalization market is characterized by two general types of systems: "central issue" and "instant issue" systems. Central issue systems typically involve batch processing, printing and the embossing (raising of certain areas of the card to form letters or numbers) of plastic cards, often at a different location from where the relevant data is collected. Cards are usually sent or issued to individuals days or weeks after the initial processing begins. Central issue processing is typically used in large scale programs such as processing of credit cards and, in many cases, issuing of driver's licenses. Central issue systems are generally much larger and substantially more expensive than instant issue systems.

        Instant issue systems, which are typically desktop systems, are used to print personalized cards on demand for issue to the cardholder within moments after processing. Instant issue systems reduce the time, costs and likelihood of theft or loss associated with distribution of cards from centralized systems. Instant issue systems are typically used in small and medium scale applications such as corporate access control, government and national identification programs and student identification, but have recently entered the market for larger scale applications that was historically served primarily by central issue systems.

  Digital Card Personalization Technologies

        Currently, there are two principal digital card printing technologies used by instant issue systems to print personalized cards: direct-to-card printing and high definition printing. We believe that inkjet printing will become another important card printing technology. With the introduction of our inkjet systems in April 2002, we believe we are the only company in the identification card market that has developed products that incorporate each of these technologies.

        Direct-to-card printing is the most common technology used by digital card printers to print images directly onto the surface of a plastic card. The process involves heating a special print ribbon beneath a thermal printhead and applying pressure so that the ribbon is in contact with the card and the printhead rests on the top of the ribbon, resulting in the transfer of color from the ribbon to a blank card. Most card printers in the market today use this direct-to-card technology.

        High definition printing (also known as reverse image printing) is a process in which the printer first prints images onto a special film, which is then laminated onto the surface of a blank card through heat and pressure. By printing on the film rather than directly on the surface of a card, the ceramic printheads in high definition printing systems are less susceptible to damage that can result from contact with debris or imperfections on the hard surface of a card. High definition printing also eliminates many of the printing irregularities that can occur in direct-to-card printing when the printhead fails to maintain contact with a dirty or uneven card surface, such as proximity cards and smart cards, which tend to have uneven surfaces due to embedded wires and smart chips. High definition printing generally produces higher quality images than direct-to-card printing, and affords users the ability to print on many card sizes, types or chemical compositions, including biodegradable cards. We believe that we are one of only two companies that manufacture products using this technology.

        Inkjet printing systems, because they are simple to use, quiet and very reliable, have become the standard printing technology for desktop computing worldwide. We believe this non-impact printing technology has not yet been used in the card market, because the inks are water-based and do not readily adhere to plastic cards.

        Using a patented coating on its Teslin® material, PPG Industries, in cooperation with us, has developed a card that is receptive to inkjet printing. HP, the worldwide leader in inkjet printing, has assisted us in integrating their inkjet technology into our systems, and by combining these technologies with PPG's cards, we plan to offer what we believe will be the industry's first inkjet card printing system.

  Data Encoding

        In addition to printed photographs, text and bar codes, card printing systems can encode personalized data on magnetic stripes, smart cards and proximity cards.

        Magnetic stripe technology is the oldest and most widely used technology for encoding identification and storing data on cards. Digitized data is stored on a magnetic stripe by altering the polarity of microscopic particles embedded in a resin. When the cards are swiped through a reader, the polarity changes are detected, which allows the data to be interpreted.

        Smart cards commonly refer to any plastic card with an embedded integrated circuit microchip or an on-board microprocessor. Smart card data is accessed by direct electrical contact with a smart card reader that makes physical contact with a gold plate on the card face and then reads and transmits data electronically. Contactless smart cards have an electronic microchip and embedded antenna that allow the card to communicate with an antenna/coupler unit without physical contact.

        Proximity cards have embedded electronic circuits that store data and can be read by a proximity reading device without the need for the card to make physical contact with the reader. Users can leave their proximity cards inside their wallet or purse while the reader processes the code, making the convenience of proximity cards increasingly popular for access control applications.

Our Competitive Strengths

        We provide card printing systems that enable users to quickly and cost-effectively produce personalized cards on demand. Our systems incorporate innovative technologies that encode data and create high quality images on a variety of plastic cards for visual and electronic identification, access control and other applications. Our competitive strengths include:

        Broad product line.    We believe we are the only company that manufactures plastic card personalization and data encoding systems for both the high definition and direct-to-card dye sublimation markets. When we begin shipping our new inkjet line of printers, we believe we will be the only company in the identification card market manufacturing products that incorporate each of these three technologies. Because we offer multiple technology platforms, our distributors and resellers are able to reach more end-users and offer them compelling, cost-effective solutions at a variety of price points.

        Commitment to innovation.    We have consistently been successful identifying and incorporating innovative technologies, developed by us and others, to create integrated, precise solutions. We believe we were the first company to introduce a digital color desktop card printing system to the market for under $10,000 and the first to offer dual sided printing and built-in card lamination capabilities. In addition, we believe we were the first company to introduce a high definition card printing system for under $15,000. Continuing our history of innovation, in April 2002, we introduced a card printing system using inkjet technology. As new personalization technologies emerge, such as biometrics, we plan to explore applications for those technologies in our card printing systems.

        Highly functional and integrated systems.    One of the challenges our industry faces is constructing a single, compact system that can effectively manage the electrical, mechanical, digital and chemical processes required to print, laminate and encode a card quickly and accurately. Our systems integrate these functions in a single unit, creating complete card solutions in a single-step process that is easy to use. For example, a single Fargo system can print multi-colored photographs or logos and singled-colored text or bar codes in the same process and on both sides of a card. Our built-in lamination feature can then apply an added layer of durability and protection to the card surface, including custom holographic images. Within the same card system, a proximity card, smart card or magnetic stripe can be encoded with personalized data. Our systems can rapidly perform these various functions on several cards simultaneously for instant issuance of high quality personalized cards that are durable, secure and tamper-resistant. In addition, all of our systems are designed to be interoperable with the hardware, software and other equipment most often used by our resellers so they can create systems tailored to their customers' needs.

        Recurring revenue from supplies.    Our consumable supplies business provides us with recurring revenues because most of our supplies contain proprietary elements that are unique to our systems. We engineer these supplies in cooperation with the manufacturers of these materials. These supplies are designed and manufactured to produce cards with high-quality images and minimize operator errors. Both the ribbons and the overlaminates used with our systems include proprietary technology owned by their respective manufacturers and, in some cases, technology owned by us.

        Well-established distribution channel.    We believe that our relationships with distributors and resellers are strong and provide us with a competitive advantage. Our reputation for quality, technological innovation and rapid delivery contribute to the popularity of our products among resellers. We provide technical support and training, marketing support and business consulting services to resellers to help them better serve their customers. In addition, we believe that our pricing structure allows for greater profitability throughout the distribution chain than our competitors. Greater profits at the reseller level provide an incentive for our distribution channels to sell our products. We believe our resellers also remain committed to us because we do not compete with them by attempting to sell directly to end-users, nor do we attempt to package our systems with designated peripheral equipment and software. Rather, we allow our resellers to integrate our open, compatible systems with third-party components of their choice, enabling them to create value-added solutions that satisfy the particular needs of end-users. In addition, as systems integrators, our resellers occasionally conceive new applications for card printing systems during the course of integrating our systems into broader solutions for end-users. By actively communicating with our resellers we are able to track technological developments in our industry and gain valuable insights into potential new applications for our systems.

        Highly skilled and experienced management team.    We believe that our management team is the most experienced in our industry. Most members of our senior management have been with us for many years and have significant industry experience, which provides us with deep industry knowledge, stability and continuity.

Our Products

  Printing Systems

        We currently manufacture four different product lines, packaged into two selling lines, with a variety of options in each product line. We sell our products to distributors and resellers who offer our products to end-users typically as part of an integrated system that may also include a digital camera, a computer with card design software and other equipment manufactured by other companies. All of our systems are designed to be interoperable with the hardware, software and other equipment most often used by our resellers.

        Our Professional Series incorporates all four of our product lines and offers premium features and advanced technologies. Professional Series systems are sold only through a limited number of exclusive distributors and through resellers that have agreed to meet volume and other requirements. Our Persona Series, targeted to the entry-level end-user, is distributed without such limitations.

        The following chart sets forth our product lines, suggested retail price ranges and the markets we believe they address or will address.

	Professional Series				Persona Series
Models: Suggested Retail Price:	High Definition HDP Printers $10,000-$15,000	Lamination Pro-LX $7,500-$9,000	Direct-to-Card DTC500 Series $3,200-$6,000	Inkjet CardJet 410* $2,500-$3,000	Direct-to-Card C25, C15, C11 $2,100-$4,000	Inkjet C7* TBD
Horizontal Markets
High Security	X	X
Smart Cards	X	X	X
Access Control	X	X	X		X
Cut and Paste ID				X	X	X
Vertical Markets
Corporate ID	X	X	X	X	X	X
National ID	X	X
Driver's Licenses	X	X
Government/Military	X	X	X
Transportation	X	X
Healthcare	X		X	X
Universities		X	X		X
Corrections		X	X
Sports & Leisure		X	X		X
K-12 Schools		X	X	X	X	X
Health Clubs			X	X	X	X
Retail & Loyalty			X	X	X	X
Casinos			X	X	X
Manufacturing Plants				X		X
Libraries				X		X

*
New products not yet in production.

        Our HDP printing systems use high definition printing technology to provide excellent print quality and laminate cards of varying sizes and thickness with either even or uneven surfaces. These systems are typically used for high volume and security applications, especially those integrating smart cards or proximity cards.

        Our Pro-LX printing systems use direct-to-card printing technology and include an integrated lamination station. The overlaminates provide greater durability for the card, and can have unique security features. These systems are typically used for high volume applications that require the highest level of card durability or special security features such as drivers licenses and other government identification applications.

        Our DTC500 series printer systems use direct-to-card technology and are comprised of four different models, offering a combination of printing choices. Based on a single chassis, we provide a variety of printing options from single sided printing to dual sided printing with our unique dual hoppers. These systems are typically used in moderate volume applications such as corporate identification, education and gaming.

        Our new CardJet 410 printer system, which has been introduced but is not yet in production, uses inkjet technology. We believe this system will address the needs of low volume users and end-users who currently use analog "cut and paste" products.

        Our C25, C15 and C11 printer systems use direct-to-card technology. These products are widely distributed, offer single sided and dual sided printing and have fewer features than our DTC500 series printer systems.

        We intend to introduce the C7, a Persona Series version of the inkjet printer system, in the future.

  Supplies

        A significant portion of our business is supplying our independent distributors and resellers with consumable supplies, such as ribbons, overlaminates and blank cards. Sales of these consumable supplies accounted for approximately 56%, 57% and 51% of our net sales of card personalization products in 2001, 2000 and 1999, respectively. Our consumable supplies business provides us with recurring revenue because most of our supplies contain proprietary elements that are unique to our systems. We engineer these supplies in cooperation with the manufacturers of these materials. These supplies are designed and manufactured to produce cards with high-quality images and minimize operator errors. We also sell replacement parts and extended warranties for our systems.

        Our supplies include:

    •
    Ribbons. Printer ribbons have dyes placed in panels that create the images on the cards or have a single color on the ribbon. Each ribbon prints a fixed number of cards so that an end-user or distributor can calculate the number of ribbons needed to print a certain number of cards.

    •
    Overlaminates. Overlaminates are a second layer applied after the printing process to increase the durability of the cards. These overlaminates are offered in clear material, standard holographic material, and in custom holographic applications so that the end-user may customize the holograph in the overlaminate in order to enhance the security features.

    •
    Blank cards. We sell the blank cards on which images and text are printed to create identification cards. Our UltraCard brand of cards is optically scanned to ensure that these cards are as clean and defect-free as possible. Blank cards are essentially a commodity item that may be purchased through a variety of sources.

        Future supplies:

    •
    Inkjet cartridges. We intend to sell the inkjet cartridges that will be used in our CardJet brand of inkjet printer when we begin selling these systems. These cartridges have a radio frequency identification system that relays information about the status of the cartridge to the end-user and will print an exact number of cards.

    •
    Inkjet card cartridges. We also intend to sell the card cartridges for our CardJet printers when we begin selling these systems. Each cartridge contains a contact smart chip to ensure that the cartridge is properly connected and provide information on the number of cards remaining in the cartridge.

Our Growth Strategy

        Our objective is to expand our position as a leading developer, manufacturer and supplier of systems and supplies for plastic card personalization and data encoding. Key elements of our growth strategy include:

        Capitalize on increasing demand for security.    Recent events have led to increased emphasis worldwide on security, identification and access control. We believe that we are well positioned to capitalize on our market leading position as a developer of card printing systems, and market our systems as an important component of any identification/access control system.

        Penetrate existing and new markets.    We believe that we have an opportunity to move into several vertical markets in which we currently have limited or no exposure. For example, end-users that traditionally have personalized cards through a central issue system, such as credit and debit cards, could benefit from an instant issue process. Similarly, our inkjet printing systems could allow us to transition the analog "cut and paste" market to a digital solution. We intend to selectively pursue these opportunities and others jointly through our distribution partners.

        Further leverage our distribution channel.    Distributors and resellers have significant influence on end-users' purchasing decisions. We believe that our distribution network is the largest and most dedicated in our industry. We intend to maintain and enhance our strong relationships with distributors and resellers, thereby penetrating their customer bases more fully. We believe that the continued strength of these relationships will facilitate our timely delivery of new products and customized solutions to end-users, thus enhancing our revenues.

        Pursue new innovative technologies.    We believe that we have a reputation for technological leadership in our industry as demonstrated by our introduction of new products and technologies to the market. As new personalization technologies emerge, such as biometrics, we plan to explore applications for those technologies in our card printing systems.

        Selectively pursue acquisitions.    In addition to our internal development, we may selectively pursue strategic acquisitions that we believe will broaden or complement our current technology base and allow us to serve additional end-users and their evolving needs.

Research and Product Development

        Our research and development strategy is to identify and incorporate new technologies, developed by us and others, into our systems so that our products provide end-users with the best card printing systems available. We have adopted a design and development approach that we believe will allow us to integrate new technologies into our product offering quickly and efficiently. We believe that emerging technologies, such as smart cards and biometrics, will provide us with new opportunities to differentiate our systems from those of our competitors. We strive to involve our independent resellers to help us determine the needs of end-users, assess our systems and better predict market acceptance of new products.

        We have assembled a highly trained staff of electrical, mechanical and chemical engineers, and we devote significant resources to developing new card printing solutions and supplies that contain proprietary elements that are unique to our systems, as well as maintaining high standards of quality and reliability. We are currently conducting research and development in the areas of printer design, including potential advances in our mechanical, electronic and laminating technologies, as well as supplies development and encoding development. As of March 31, 2002, we had 39 employees engaged in research and development.

        We invest significant engineering resources in product development. Our research and development costs were approximately 8.4% of net sales for the first quarter of 2002 and approximately 6.6%, 8.5% and 7.3% of net sales in 2001, 2000 and 1999, respectively.

Intellectual Property

        Portions of our manufacturing processes and the mechanical and electronic designs of our systems are proprietary, and we attempt to protect our systems and processes through a combination of patents on our products and processes; copyright, trademark and trade secret laws; employee and third-party nondisclosure agreements and similar means. The decision to seek additional patents is based on our analysis of various business considerations such as the cost of obtaining a patent, the likely scope of patent protection and the benefits of patent protection relative to relying on trade secrets and other protection. We also rely on technical know-how and continuing technological innovations to develop and maintain our competitive position.

        As of March 31, 2002, we held 27 United States patents related to our card business. We have also filed applications for approximately 90 additional United States patents that are currently pending. Our existing patents expire during the period between January 2009 and September 2020. We consider our most important patents to be those covering our methods for driving our printheads, our lamination methods and our method of identifying dye sublimation and thermal transfer ribbons because these methods most directly impact the quality and durability of our systems, areas in which we believe we have a competitive advantage. The patents in these areas expire between 2013 and 2018.

        We also rely on our engineering know-how, materials expertise and trade secrets applicable to the manufacture of our systems. We believe that this knowledge provides us with a competitive advantage at least as important as patent protection. We seek to maintain the confidentiality of this information by requiring employees who have access to it to sign confidentiality and non-competition agreements and by limiting access by outside parties to such information.

        We file some patents in countries outside the United States, again depending on our analysis of various business considerations such as the cost of obtaining a patent, the likely scope of patent protection and the benefits of patent protection relative to relying on trade secrets and other protection. We recognize that some countries in which we do business do not offer the same level of protection for intellectual property as does the United States.

Manufacturing and Sources of Supply

        We outsource assembly of most of the component parts used in our printing systems, such as circuit boards, wire harnessing and cabling to outside manufacturers. These components are then shipped to our manufacturing facility in Eden Prairie, Minnesota for final assembly and testing. We also purchase component parts, printheads and ribbons from a number of vendors located in the United States and Japan. The terms of supply contracts are negotiated separately with each vendor, and we believe that our present vendors have sufficient capacity to meet our requirements and that alternate production sources for most components are generally available without undue interruption with the possible exception of Kyocera, our supplier of printheads.

Inventory

        Because most of our systems are built upon order, we do not maintain a significant inventory of completed systems and we maintain only limited inventories of component parts and consumable supplies. We enter into purchase agreements with certain suppliers that require us to purchase minimum amounts of inventory. We endeavor to produce systems as they are ordered, which causes us to forecast production based on past sales and our estimates of future demand rather than stocking finished goods. While most components are available from multiple vendors, certain components used in our systems are only available from single or limited sources. In common with most of our competitors, we rely on Kyocera, based in Japan, to supply us with printheads for our dye sublimation printers.

Sales and Marketing

        Distribution channel.    We market and sell our products through a distribution channel of independent distributors and resellers in more than 80 countries worldwide. We believe that our distribution network is the largest and most dedicated in our industry. We believe, however, that the announcement in July 2001 of our proposed acquisition by Zebra and the nearly eight-month delay due to the Hart-Scott-Rodino antitrust review prior to termination of the transaction in March 2002 has adversely affected some of our relationships with our distributors and resellers, and consequently our sales.

        In conjunction with the introduction of our Professional Series systems in September of 2000, we implemented an exclusive distribution strategy for these premium systems in the United States. As with our international distributors, our domestic distributors and resellers that wish to sell our Professional Series product line must commit to a distribution arrangement which requires, among other things, that our products constitute 80% of our resellers' total dollar volume of sales of card printing systems and that our distributors sell exclusively Fargo products. Our Professional Series is offered in the United States through five exclusive distributors and approximately 170 resellers who have agreed to meet the 80% volume requirement.

        Our Persona Series, which is our line of lower priced value systems, is available to all our distributors and resellers. In the United States, our Persona Series distribution network currently includes approximately 265 direct resellers, as well as nine distributors (including our five Professional Series distributors) who distribute our products to their approximately 1,500 resellers nationwide.

        Our international distribution network includes 67 resellers and 48 distributors throughout Europe, Asia, Africa, Latin America and Australia. Although doing business in developing regions involves risks of political and economic instability, we are generally able to terminate our arrangements with our international distributors and resellers upon short notice in order to mitigate such risks. Additional information about our international sales is also included in Note 11 to our financial statements on page SF-25.

        Our largest ten distributors and resellers accounted for a combined total of 43% of our sales in 2001, with no one accounting for more than 10% of such sales. We support our distribution network and end-users through our offices in Eden Prairie, Minnesota. As of March 31, 2002, we directly employed 44 individuals engaged in sales, marketing and technical support.

        Resellers sell a variety of identification and access control components from different manufacturers, and customize systems for end-user applications as part of their systems integration business. These sales channels provide specific equipment, software, configuration, installation, integration and support services required by end-users within various market segments. The relationships our resellers develop and maintain allow us to reach end-users worldwide in a broad variety of industries. We do not compete with our distributors or resellers by selling directly to end-users.

        Marketing activities.    Our marketing operations include customer relations, specification development and market research functions, marketing communications, and technical and training services. Our marketing group works closely with our research and development personnel to develop ideas for new products and product enhancements to better meet the needs of end-users. As part of our strategic planning, we are continually analyzing the market for our products and evaluating our strengths and weaknesses compared with our competition. Our distribution partners have been a valuable source of ideas and information and we communicate regularly with our distribution channel to solicit their input and gather feedback from end-users.

        We routinely conduct promotional efforts targeted at distributors and resellers, as well as directly to potential end-users such as corporations, schools, hospitals and others. Most of our promotional efforts are directed at end-users. Our web site provides visitors with information about the company and our systems, allows them to contact us via e-mail, and also allows special access to our authorized distributors and resellers to obtain detailed product specifications, pricing information and technical updates. We also actively participate in industry trade shows, both as an exhibitor at larger trade shows and with our distribution partners at smaller, regional trade shows. Additionally, we sometimes make joint sales calls with our distributors and resellers. All leads generated by our marketing activities are referred to an authorized distributor or reseller.

        We provide training and technical support to our distributors and resellers to assist them in marketing and servicing our systems. Our on-site training workshops, instructional videos and live telephone support assist our resellers in helping end-users make the purchasing decision that best suits their particular needs. In addition, we encourage our resellers to become Authorized Service Providers so that they can provide technical support directly to their customers. As a result, many of our resellers offer their customers maintenance and support contracts for their integrated card personalization solutions.

Competition

        Many companies are engaged in the design and manufacture of card printing systems. Competition in our market is intense and we expect it to increase. We compete today and expect to compete in the future with a number of companies, some of which have greater financial, technical and marketing resources than we do. Our ability to compete successfully depends on many factors, some of which are outside of our control. Factors affecting our ability to compete include:

  •
  the price, quality and performance of our systems relative to our competitors;

  •
  our success in developing new systems and the timing of new product introductions;

  •
  the adequacy of our manufacturing capacity and supply of components and materials;

  •
  the efficiency of manufacturing operations and the cost of manufacturing;

  •
  the effectiveness of our distribution network;

  •
  our relationships with our suppliers; and

  •
  general market and economic conditions.

        We believe that we compete favorably with respect to each of these factors. Although the prices of our Professional Series systems are generally higher than those of our competitors, we believe we have been able to maintain these prices because these systems provide features and technologies that end-users value. Our Persona Series systems are priced competitively.

        We believe that the card printing industry includes approximately 32 companies that manufacture digital card printers. We further believe that we have the largest revenue of any desktop identification card printer manufacturing company when both systems and consumables (but not software) are included. We also compete with manufacturers of "cut-and-paste" analog lamination systems, such as Polaroid Corporation, and our ability to compete in this market will be enhanced once we begin selling our new line of inkjet card printers.

Employees

        As of March 31, 2002, we employed approximately 191 persons, of whom 93 are engaged in manufacturing, 39 in research and development, 44 in sales, marketing and technical support and the balance in management and administrative positions. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and consider relations with our employees to be good.

        All of our employees are required to sign a confidentiality and non-competition agreement prior to beginning employment with us.

Properties

        We currently lease approximately 90,240 square feet of space for our corporate headquarters and manufacturing facility in Eden Prairie, Minnesota. Our lease for this facility expires in 2006 and we have the option of extending this lease for an additional two or five year period. We consider our present facilities to be sufficient for our current operations.

Legal Proceedings

        In April 2002, Sony Chemical Corporation, a subsidiary of Sony Corporation, introduced a printer ribbon product that competes with our most important supply item. Based on a preliminary review of the Sony product, we believe that the product introduced infringes upon one or more of our patents. Subsequently, on April 24, 2002, we filed a complaint in Minnesota State Court, alleging infringement among other claims. Our complaint seeks injunctive relief and damages in an unspecified amount. We have not yet served this complaint. On May 10, 2002, Sony Chemical Corporation filed a motion for declaratory judgment in the United States District Court for the Western District of Pennsylvania, alleging that their product does not infringe and that our patent is invalid. On May 17, 2002, Sony dismissed this declaratory judgement action without prejudice.

        This patent infringement case may be expensive and time-consuming and may require a significant expenditure of resources. Ultimately, we may be unsuccessful. If the Sony product is successful in penetrating the market, our revenues would be adversely affected.

MANAGEMENT

        Our directors and executive officers and their positions and offices as of May 31, 2002 are set forth in the following table. Our board of directors is comprised of six members, with one-third of our directors elected by the stockholders each year to serve a three-year term.

Name	Age	Position
Gary R. Holland	60	President, Chief Executive Officer, and Chairman of the Board of Directors
Scott A. Ackerman	38	Vice President—Quality and Management Systems
Mark S. Andersen	41	Vice President—Sales
Kathleen L. Phillips	37	Vice President—Marketing
Thomas C. Platner	42	Vice President—Engineering and Manufacturing
Paul W. B. Stephenson	48	Vice President and Chief Financial Officer
Jeffrey D. Upin	43	Vice President—Supplies and General Counsel
Michael C. Child	47	Director
Everett V. Cox	46	Director
William H. Gibbs	58	Director
Kent O. Lillemoe	43	Director
Elaine A. Pullen	48	Director

        Set forth below are descriptions of the backgrounds of each of our directors and executive officers.

        Gary R. Holland has served as our President and Chief Executive Officer since February 1998 and as the Chairman of the Board of Directors since June 1998. From May 1997 to February 1998, Mr. Holland was the general manager of Fargo. From 1992 to 1997, Mr. Holland owned and operated two business and strategy consulting firms, Decision Process International and Holland & Associates. From 1982 to 1992, Mr. Holland was the President of Datacard Corporation. From 1979 to 1982, he was the President and Chief Operating Officer of CPT Corporation. Mr. Holland also serves as a member of the boards of directors of Check Technology Corporation and DataKey Corporation.

        Scott A. Ackerman is our Vice President—Quality and Management Systems, a position he has held since January 2001. He was previously Director of Manufacturing for Fargo, and also served as General Manager of Fargo Electronics Jamaica Ltd., a Jamaican corporation located in Montego Bay, from 1995 through 1996. From 1993 to 1995, he was an Operations Manager at Piper Capital Management, and held various positions within the Audit Practice at the accounting firm KPMG from 1990 through 1993.

        Mark S. Andersen has been Vice President—Sales since June 2000. He previously was Fargo's director of sales since 1997 and joined Fargo in 1994 as a regional sales manager. Prior to joining Fargo, he served in various computer products sales positions with a division of United Stationers, Inc.

        Kathleen L. Phillips has been our Vice President—Marketing since June 2000. She joined Fargo in 1993, and has held various management positions at Fargo, including technical support, inside sales, customer service and most recently product marketing. Prior to joining Fargo, she held various positions in research and development, and technical support and services at Northgate Computer Systems from 1989 to 1992.

        Thomas C. Platner has been our Vice President—Engineering and Manufacturing since November 2000. He joined Fargo as Director of Product Development in August 1999. Prior to joining Fargo, he worked as Engineering Manager and Director of Engineering at Rosemount Inc. (division of Emerson Electric) of Eden Prairie from 1995 to 1999. He held various engineering positions at McQuay International of Minneapolis, from 1985 to 1995, and for Carrier Corporation (division of United Technologies) as a Field Application Engineer from 1981 to 1985.

        Paul W. B. Stephenson rejoined Fargo as Vice President and Chief Financial Officer in May 2002, having previously served in that position from May 2001 through January 2002. Mr. Stephenson first joined Fargo in February 2001 as an independent consultant, serving as acting Chief Financial Officer. From March 1999 to December 2000, Mr. Stephenson served as Vice President and Chief Financial Officer of the Minnesota Orchestral Association. From 1998 to 1999, he served as Vice President and Chief Financial Officer and from 1992 to 1997, Vice President of Finance and Administration, of Check Technology Corporation.

        Jeffrey D. Upin has served as our General Counsel since April 1995 and holds operational duties as Vice President—Supplies. Mr. Upin was appointed as Fargo's Vice President and Corporate Secretary in September of 2000. Prior to joining Fargo, Mr. Upin served as Vice President of St. Paul Clothiers, a regional retail operation.

        Michael C. Child currently serves as a Managing Director of TA Associates, Inc., a private equity investment firm. Mr. Child has been employed by TA Associates, or its predecessor, since July 1982. Mr. Child serves as a director of Finisar Corporation, Manufacturing Technology Inc., and IPG Photonics, Inc. He has served as a director of Fargo since November 1999.

        Everett V. Cox was a General Partner of St. Paul Venture Capital from 1992 to January 31, 2002. Prior to that, he spent nine years with Security Pacific Capital, a California based venture capital firm, as Senior Vice President. Previously, he held technical positions with McDonnell Douglas Corporation and Garrett AiResearch. Mr. Cox has served as a director of Fargo since February 1998.

        William H. Gibbs has been an independent consultant and investor since January 1998. From 1985 to 1998, Mr. Gibbs served as Chief Executive Officer and Chairman of the board of directors of DH Technology, Inc., a manufacturer of point of sale and bar code printers and smart card systems. From 1981 to 1985, Mr. Gibbs was President of Information Magnetics Inc., a disk drive head manufacturer. Prior to that Mr. Gibbs held various management positions at Datapoint Corporation and the General Electric Company. Mr. Gibbs is currently a director of Remec Inc. and Pro Strategic Solutions, Inc. Mr. Gibbs has served as a director of Fargo since April 1999 and also served Fargo in a part time advisory role from April 1999 to March 2000.

        Kent O. Lillemoe has been the Chief Operating Officer of Avanti Optics Corp. since June 2000. Mr. Lillemoe served as Fargo's Chief Financial Officer from March, 1998 to June 2000. From September 1996 to March 1998, Mr. Lillemoe was an independent financial advisor and consultant to several companies and was employed by Gentra Systems, Inc. as Chief Financial Officer from May 1997 through February 1998. From 1985 to 1996, Mr. Lillemoe served as the Vice President of Finance and Administration for CyberOptics Corporation. Mr. Lillemoe has been a director of Fargo since August 2000.

        Elaine A. Pullen is President of Gerber Scientific Products, a wholly-owned subsidiary of Gerber Scientific, Inc. She was the President of Trident International, Inc. from February 1999 until June 2001. Ms. Pullen was a director and the Chief Executive Officer of Trident International, Inc. from April 1995 to February 1999 when Trident was acquired by Illinois Tool Works, Inc. From August 1994 to April 1995, she also served as President and Chief Operating Officer of Trident International. Prior to joining Trident International, Inc., Ms. Pullen served as a director of Linx Printing Technologies, PLC from September 1992 to August 1994, where she also served as Business Operations Director from February 1994 to August 1994 and as Engineering Director from September 1992 to

February 1994. From 1991 to 1992, Ms. Pullen served as President of Linx USA, and as Vice President of Applied Research and Engineering of VideoJet Systems International, Inc. from 1988 to 1991. Ms. Pullen has served as a director of Fargo since April 1998.

Director Compensation

        Directors who are employees receive no separate compensation for their service as directors. Our non-employee directors receive a $5,000 annual retainer fee, $1,000 for each regular meeting of the board of directors, $500 for each committee meeting and $250 for each meeting by teleconference. In addition, directors are reimbursed for travel expenses for attending meetings of the board and any board or advisory committees.

        Our Amended and Restated 1998 Stock Option and Grant Plan provides for the grant of stock based awards to eligible key employees, officers and directors. On May 3, 2001, we granted each non-employee director a seven-year option to purchase 5,000 shares of common stock at an exercise price of $3.93 per share, the fair market value of our common stock on that date. These options vest ratably over four years.

Agreements with Employees

        In June 2001, Fargo and Gary R. Holland, Fargo's President and Chief Executive Officer, entered into an Amended and Restated Employment Agreement. The agreement provides Mr. Holland with an annual base salary of at least $275,000 and an annual performance bonus based upon the achievement of certain financial thresholds. As of January 1, 2002, Mr. Holland's annual base salary was increased to $300,000. The initial term of the employment agreement with Mr. Holland expires on December 18, 2003. The agreement renews automatically every year thereafter unless either party decides not to renew it and gives the other party notice of non-renewal. If Fargo terminates Mr. Holland without cause or if he terminates his employment agreement for good reason before the expiration of his agreement, Mr. Holland will be entitled to receive base salary payments for 15 months after his termination and will be entitled to accrued bonus amounts.

        We have confidentiality and non-competition agreements with all of our employees. The confidentiality obligations under these agreements continue indefinitely and the non-competition restrictions survive for a period of between six and eighteen months after termination of employment depending on the type of employee. We also have change-in-control agreements with certain employees.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information known to us regarding the beneficial ownership of our common stock by (a) each stockholder who is known by us to own beneficially more than 5% of the outstanding common stock, and (b) each of our directors and executive officers. This ownership information is as of May 31, 2002, unless otherwise indicated in the footnotes.

        The table also provides information regarding the selling stockholders, which are the stockholders in the following table with share amounts under the heading "Shares being offered." Under this prospectus supplement, these selling stockholders are offering an aggregate of 2,915,000 shares of our common stock (3,487,500 shares if the underwriters exercise their over-allotment option in full).

        As of May 31, 2002, there were 11,803,014 shares of our common stock outstanding. The percentages shown in the following table under the heading "Shares beneficially owned after the offering" reflect the sale of the 950,000 shares of common stock offered by us under this prospectus supplement.

        Unless otherwise noted, each of the stockholders listed in the table possesses sole voting and investment power with respect to the shares indicated. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percent owned by such person or group.

	Shares beneficially owned before the offering			Shares beneficially owned after the offering
Name of beneficial owner			Shares being offered
	Number	Percentage		Number	Percentage
TA Associates Group:(1)
TA/Advent VIII L.P.	2,304,687	19.5%	1,102,714	1,201,973	9.4%
Advent Atlantic and Pacific III L.P.	727,345	6.2%	403,450	323,895	2.5%
TA Executives Fund LLC	46,875	0.4%	22,428	24,447	*
TA Investors LLC	46,093	0.4%	21,408	24,685	*
St. Paul Venture Capital, Inc.(2)
St. Paul Venture Capital IV LLC	1,519,530	12.9%	1,303,150	216,380	1.7%
St. Paul Venture Capital Affiliates Fund I LLC	42,970	0.4%	36,850	6,120	*
Benson Associates, LLC(3)	797,400	6.8%	0	797,400	6.3%
Theodore R. Duncan(4)	770,000	6.5%	0	770,000	6.0%
Gary R. Holland, President, CEO and Chairman of Board(5)	479,196	4.1%	0	479,196	3.8%
Scott A. Ackerman, Vice President—Quality and Mgmt. Systems(6)	15,694	*	0	15,694	*
Mark S. Andersen, Vice President—Sales(7)	26,271	*	0	26,271	*
Kathleen L. Phillips, Vice President—Marketing(8)	15,818	*	0	15,818	*
Thomas C. Platner, Vice President—Engineering and Mfg.(9)	15,843	*	0	15,843	*
Paul W.B. Stephenson, Vice President and CFO	0	0.0%	0	0	0.0%
Jeffrey D. Upin, Vice President and General Counsel(10)	19,285	*	0	19,285	*
Michael C. Child, Director(11)	3,128,750	26.5%	**	3,750	*
Everett V. Cox, Director(12)	1,566,250	13.3%	**	3,750	*
William H. Gibbs, Director(13)	128,750	1.1%	25,000	103,750	*
Kent O. Lillemoe, Director(14)	47,500	*	0	47,500	*
Elaine A. Pullen, Director(15)	16,750	*	0	16,750	*

*
Less than 1%
**
Neither Mr. Child nor Mr. Cox are selling shares of common stock in this offering. Mr. Child may be deemed to beneficially own the 2,616,667 shares being offered by entities affiliated with TA Associates Group and Mr. Cox may be deemed to beneficially own the 1,308,333 shares being offered by entities affiliated with St. Paul Venture Capital, Inc. See footnotes 11 and 12 below.
(1)
TA Associates Group includes TA/Advent VIII L.P., Advent Atlantic and Pacific III L.P., TA Executives Fund LLC and TA Investors LLC, which are part of an affiliated group of investment partnerships and limited liability companies. The general partner of TA/Advent VIII L.P. is TA Associates VIII LLC. The general partner of Advent Atlantic and Pacific III L.P. is TA Associates AAP III Partners L.P. TA Associates, Inc. is the manager and general partner of each of TA Associates VIII LLC and TA Associates AAP III Partners L.P. TA Associates, Inc. is also the manager of each of TA Executives Fund LLC and TA Investors LLC. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares deemed to be beneficially owned by the named investment partnerships and limited liability companies. With the exception of those shares held by TA Investors LLC, individually, no stockholder, director or officer of TA Associates, Inc. is deemed to have or share such voting or investment power. Principals and employees of TA Associates, Inc. (including Michael C. Child, a director of Fargo) comprise the general partners of TA Investors LLC. In such capacity, Mr. Child may be deemed to share voting and investment power with respect to the 46,093 shares that may be deemed beneficially owned by TA Investors LLC. Mr. Child disclaims beneficial ownership of all shares, except as to 1,349 shares held by TA Investors LLC, in which he holds a pecuniary interest.

(2)
St. Paul Venture Capital, Inc. is the manager of St. Paul Venture Capital IV, LLC and St. Paul Venture Capital Affiliates Fund I, LLC and exercises sole voting and investment power with respect to these shares. The St. Paul Companies, Inc. owns a 77% interest in St. Paul Venture Capital, Inc., and St. Paul Fire and Marine Insurance Company, a wholly-owned subsidiary of The St. Paul Companies, Inc., owns 99% of the membership interests in St. Paul Venture Capital IV, LLC. St. Paul Venture Capital VI, LLC may be deemed to beneficially own 3,750 shares underlying options held by Everett V. Cox. See footnote 12 below.
(3)
This information is based on a Schedule 13G filed with the SEC on February 14, 2002 by Benson Associates, LLC, 111 S.W. Fifth Avenue, Suite 2130, Portland, Oregon 97204.
(4)
This information is based on a Schedule 13G filed with the SEC on October 4, 2000 by Theodore R. Duncan, 1350 Indian Mound Trail, Vero Beach, Florida 32963.
(5)
Includes 25,000 shares that Mr. Holland has the right to acquire within 60 days by exercising options.
(6)
Includes 14,765 shares that Mr. Ackerman has the right to acquire within 60 days by exercising options.
(7)
Includes 25,233 shares that Mr. Andersen has the right to acquire within 60 days by exercising options.
(8)
Includes 14,843 shares that Ms. Phillips has the right to acquire within 60 days by exercising options.
(9)
Includes 14,843 shares that Mr. Platner has the right to acquire within 60 days by exercising options.
(10)
Includes 18,515 shares that Mr. Upin has the right to acquire within 60 days by exercising options.
(11)
Includes 3,125,000 shares held by entities affiliated with TA Associates Group as to which shares Mr. Child disclaims beneficial ownership, except to the extent of 1,349 shares in which he has a pecuniary interest through TA Investors LLC. After the offering, Mr. Child will retain the right to acquire 3,750 shares by exercising options that are currently exercisable or will become exercisable within 60 days.
(12)
Includes 1,562,500 shares owned by entities affiliated with St. Paul Venture Capital, Inc., as to which Mr. Cox disclaims beneficial ownership except to the extent of his pecuniary interest therein. After the offering, Mr. Cox will retain the right to acquire 3,750 shares by exercising options that are currently exercisable or will become exercisable within 60 days. Mr. Cox has agreed to hold such options for the benefit of St. Paul Venture Capital IV, LLC, to exercise the options only at the direction of such entity and to deliver the proceeds of any sale of the shares underlying such options to such entity.
(13)
Includes 50,625 shares that Mr. Gibbs has the right to acquire within 60 days by exercising options.
(14)
Includes 16,250 shares that Mr. Lillemoe has the right to acquire within 60 days by exercising options.
(15)
Represents 16,750 shares that Ms. Pullen has the right to acquire within 60 days by exercising options.

DESCRIPTION OF CAPITAL STOCK

        The following summary is a description of the material terms of our capital stock, does not purport to be complete and is subject in all respects to the applicable provisions of Delaware law and our charter documents.

Common Stock

        Our certificate of incorporation provides that we have the authority to issue 50,000,000 shares of common stock, $0.01 par value per share. As of May 31, 2002, there were 11,803,014 shares of common stock issued and outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes. The holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of common stock are fully paid and nonassessable. The shares of common stock to be issued upon completion of this offering will also be fully paid and nonassessable.

Undesignated Stock

        Under our certificate of incorporation we have authorized 10,000,000 shares of undesignated stock, par value $0.01 per share. In February 2000, a committee of our board of directors authorized the designation of up to 300,000 shares of Series C preferred stock in connection with the adoption of our stockholder rights agreement. As of May 31, 2002, no other shares of our undesignated stock have been designated and none are issued and outstanding. Our board of directors has the authority, without action by the stockholders, to establish from the authorized shares of undesignated stock one or more classes or series of shares, including preferred stock, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of such class or series. It is not possible to state the actual effect of the issuance of any shares of undesignated stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such shares. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of Fargo without further action by the stockholders. We have no present plans to designate or issue any additional shares of undesignated stock.

Options

        As of May 31, 2002, we had outstanding options to purchase an aggregate of 763,163 shares of common stock at a weighted average exercise price of $6.79 per share. These options generally have an exercise price equal to the fair market value on the date of grant, vest and become exercisable over four years, and expire from seven to ten years from the date of grant. All outstanding options provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure.

Registration Rights

        After the sale of shares of common stock by the selling stockholders pursuant to this prospectus supplement, the holders of approximately 2,250,625 shares of common stock will remain entitled to certain rights with respect to the registration of shares of common stock under the Securities Act, pursuant to a stockholders' agreement. Under the terms of the stockholders' agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of the registration and to include shares of common stock in the registration at our expense. Additionally, such holders are entitled to certain demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock. Further, such holders may require us to file additional registration statements on Form S-3 at our expense. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right to postpone the filing of any registration statement.

Rights Agreement

        In February 2000, we adopted a stockholder rights agreement. At that time, we distributed to our stockholders Series C preferred stock purchase rights, at a rate of one purchase right for each share of common stock held. Purchase rights will also be attached to all shares of common stock that we issue in the future, including the shares of common stock to be issued in this offering.

        The purchase rights also have anti-takeover effects. The purchase rights may cause substantial dilution to a person or group that attempts to acquire our company in a manner or on terms not approved by our board of directors. The purchase rights, however, should not deter any prospective offeror willing to negotiate in good faith with our board of directors, nor should the purchase rights interfere with any merger or other business combination approved by our board of directors.

        The purchase rights will become exercisable 10 business days after:

  •
  a person or group announces an offer not approved by our board which would, if consummated, result in the person or group owning 15% or more of our common stock;

  •
  the first date of a public announcement that a person or group has acquired 15% or more of our common stock, not approved in advance by our board; or

  •
  the board determines that a person holding 12% or more of the common stock is an "adverse person" — in the board's judgment the person acquired the shares intending for us to repurchase them or the person's share ownership is likely to cause a material adverse impact on us.

        When exercisable, each purchase right will entitle its holder to purchase from us one one-thousandth of a share of Series C preferred stock, with economic terms similar to one share of common stock, for $170, subject to adjustment for future events. Until they become exercisable, the purchase rights will automatically trade with shares of common stock. The rights will expire ten years after the adoption of the stockholder rights agreement, unless we terminate the rights earlier.

        If any person becomes an owner of 15% or more of our common stock without prior board approval, or our board determines a person to be an adverse person, each holder of a purchase right, other than an acquiring person or an adverse person (and certain related persons and transferees) will have the right to receive, upon exercise of a right, a number of shares of our Series C preferred stock with a market value of twice the exercise price.

        If at any time a person becomes a 15% stockholder we enter into a merger or other business combination in which we are not the surviving entity or we sell one-half or more of our assets or earning power, in either case without prior board approval, each holder of a purchase right will have the right to purchase, upon exercise of a right, a number of shares of common stock of the acquiring company with a market value of twice the exercise price.

        At any time after any person crosses the 15% threshold or is determined to be an adverse person, but before the acquisition by such person of 50% or more of the outstanding shares of common stock, our board of directors may exchange the purchase rights, other than purchase rights owned by the acquiring person, in whole or in part, at an exchange ratio of one share of common stock per purchase right. Our board may also redeem the rights for a nominal price under certain circumstances.

        The rights agreement does not cover acquisitions of shares by existing stockholders who beneficially own greater than 10% (and their affiliates and associates) as of the adoption date of the rights agreements, and the board cannot declare such stockholders to be adverse persons, until the holders first cease to own 10% or more of our common stock and then cross the 15% threshold, or the holders acquire more than an additional 10% of our common stock then outstanding.

Anti-Takeover Provisions of the Delaware General Corporation Law

        We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock.

        Our certificate of incorporation eliminated the right of stockholders to act by written consent without a meeting unless such written consent is unanimous. In addition, stockholders are not entitled to cumulative voting in the election of directors. The ability of our board of directors to designate and issue shares, including preferred stock, from the undesignated stock authorized in the company's certificate of incorporation will make it possible for our board of directors to issue shares, including preferred stock, with voting or other rights or preferences that could impede the success of any attempt to change control of Fargo. The foregoing provisions of our certificate of incorporation and the Delaware General Corporation Law may have the effect of deferring hostile takeovers or delaying changes in control of management of Fargo.

Limitation on Liability of Directors and Indemnification

        Our certificate of incorporation limits our directors' liability to the fullest extent permitted under the Delaware General Corporation Law. Specifically, our directors are not liable to us or our stockholders for monetary damages for any breach of fiduciary duty by such a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  corporate distributions, including dividends, stock distributions and redemptions, which are in contravention of restrictions in Delaware law, our certificate of incorporation or bylaws, or any agreement to which we are a party; and

  •
  any transaction from which a director derives an improper personal benefit.

        This provision will generally not limit liability under state or federal securities laws.

        Delaware law and our certificate of incorporation provides that we must, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with Fargo against judgments, penalties, fines, settlements and reasonable expenses. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

        We have also entered into indemnification agreements with all of our directors, executive officers and one key employee. Under these agreements we have agreed to indemnify and hold each harmless from and against any claims, liability, damages or expenses incurred by them in or arising out of their status, capacities and activities with respect to Fargo to the maximum extent permitted by Delaware law. We believe that these agreements are necessary to attract and retain qualified persons as directors and executive officers.

Transfer Agent and Registrar

        Wells Fargo Bank Minnesota, N.A. is our transfer agent and registrar.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated            , 2002, the underwriters below, for whom Raymond James & Associates, Inc., Robert W. Baird & Co. Incorporated and Needham & Company, Inc., are acting as representatives, have severally agreed to purchase from us and the selling stockholders the respective numbers of shares of common stock set forth opposite their names below:

Underwriters	Number of Shares
Raymond James & Associates, Inc.
Robert W. Baird & Co. Incorporated
Needham & Company, Inc.

Total	3,865,000

        The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any materially adverse change in our business and the receipt of certain certificates, opinions and letters from us and our attorneys and independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered hereby if any of the shares are purchased.

        The selling stockholders named below have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase the number of shares of our common stock set forth opposite their names at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Name	Number of Shares
TA Associates Group
TA/Advent VIII L.P.	249,000
Advent Atlantic and Pacific III L.P.	91,101
TA Executives Fund LLC	5,064
TA Investors LLC	4,835
St. Paul Venture Capital, Inc.
St. Paul Venture Capital IV, LLC	216,380
St. Paul Venture Capital Affiliates Fund I, LLC	6,120

Total	572,500

        The underwriters may exercise this option solely to cover over-allotments, if any, in connection with the sale of our common stock. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to the underwriter's initial amount set forth in the table above. If the underwriters exercise this option with respect to less than the full amount of such option, then the option will be satisfied on a pro rata basis.

        The following table summarizes the underwriting discounts and commissions to be paid by us and the selling stockholders to the underwriters and the expenses payable by us for each share of our common stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters' option to purchase additional shares of common stock.

	Per share	Aggregate without option	Aggregate with option
Underwriting discounts and commissions payable by us	$	$	$
Underwriting discounts and commissions payable by the selling stockholders	$	$	$
Expenses payable by us	$	$	$

        We have been advised that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $             per share to certain other dealers. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

        We, our executive officers, our directors and the selling stockholders have agreed that for a period of 120 days after the date of the underwriting agreement we and they will not, without the prior written consent of Raymond James & Associates, Inc., directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of, or announce any sale, contract of sale, grant of any option to purchase, pledge or any other disposition or transfer of:

  (1)
  any shares of our common stock or of securities substantially similar thereto; or

  (2)
  any other securities convertible into, exchangeable, or exercisable for, shares of our common stock or such similar securities, owned of record or beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by such person whether owned as of the date of this prospectus supplement or acquired after the date of this prospectus supplement, other than (A) a bona fide gift of our common stock, provided that the donee agrees in writing to be bound by the foregoing terms, or (B) the offer and/or sale of shares of our common stock in the offering. We may grant options and issue shares under our Employee Stock Purchase Plan during this time.

        Until the offering is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued

by the underwriters without notice at any time. These transactions may be effected on the Nasdaq National Market, or otherwise.

        Raymond James & Associates, Inc. has and may continue to perform various investment banking and other financial advisory services for us from time to time in the future. They have received and will receive customary fees for these services.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make in respect thereof.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Oppenheimer Wolff & Donnelly LLP, Minneapolis, Minnesota. Certain legal matters relating to this offering will be passed upon for the underwriters by Holland & Knight LLP, Atlanta, Georgia.

EXPERTS

        The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Fargo Electronics, Inc. have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

FARGO ELECTRONICS, INC.

CONDENSED BALANCE SHEETS

(In thousands, except per share data)

	March 31, 2002	December 31, 2001
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,839	$3,586
Accounts receivable, net	8,614	7,713
Inventories	4,977	5,244
Prepaid expenses	327	177
Deferred income taxes	3,045	3,045

Total current assets	19,802	19,765

Equipment and leasehold improvements, net	1,579	1,367
Deferred income taxes	24,677	24,994
Other	114	87

Total assets	$46,172	$46,213

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of notes payable, bank	$4,000	$4,000
Accounts payable and accrued liabilities	7,293	6,575

Total current liabilities	11,293	10,575

Notes payable, bank, less current portion	8,500	10,000
Commitments
Stockholders' equity:
Common stock, $.01 par value; 50,000 shares authorized, 11,786 and 11,781 shares issued and outstanding at March 31, 2002, and December 31, 2001, respectively	118	118
Additional paid-in capital	145,249	145,229
Accumulated deficit	(118,326)	(119,040)
Deferred compensation	(37)	(44)
Stock subscription receivable	(625)	(625)

Total stockholders' equity	26,379	25,638

Total liabilities and stockholders' equity	$46,172	$46,213

The accompanying notes are an integral part of the unaudited condensed financial statements.

FARGO ELECTRONICS, INC.

CONDENSED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three Months Ended March 31,
	2002	2001
	(Unaudited)
Net sales	$15,021	$13,172
Cost of sales	9,220	8,247

Gross profit	5,801	4,925

Operating expenses:
Research and development	1,256	1,032
Selling, general and administrative	2,834	2,831
Acquisition related costs	538	62

Total operating expenses	4,628	3,925

Operating income	1,173	1,000

Other income (expense):
Interest expense	(150)	(480)
Other, net	8	(25)

Total other expense	(142)	(505)

Income before provision for income taxes	1,031	495
Provision for income taxes	317	183

Net income	$714	$312

Net income per common share:
Basic earnings per share	$0.06	$0.03

Diluted earnings per share	$0.06	$0.03

Weighted average common shares outstanding:
Basic	11,785	11,748
Diluted	12,013	11,863

The accompanying notes are an integral part of the unaudited condensed financial statements.

FARGO ELECTRONICS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended March 31,
	2002	2001
	(Unaudited)
Cash flows from operating activities:
Net income	$714	$312
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	242	332
Loss from disposal of equipment	—	33
Deferred income taxes	317	183
Deferred compensation	7	7
Changes in operating items:
Accounts receivable	(901)	363
Inventories	267	(215)
Prepaid expenses	(150)	14
Accounts payable and accrued liabilities	718	191

Net cash provided by operating activities	1,214	1,220

Cash flows from investing activities:
Purchases of equipment and leasehold improvements	(431)	(203)

Net cash used in investing activities	(431)	(203)

Cash flows from financing activities:
Payments on notes payable, bank	(1,500)	—
Payments of deferred financing costs	(50)	(2)
Proceeds from issuance of common stock	20	6

Net cash (used in) provided by financing activities	(1,530)	4

Net (decrease) increase in cash and cash equivalents	(747)	1,021
Cash and cash equivalents, beginning of period	3,586	1,223

Cash and cash equivalents, end of period	$2,839	$2,244

The accompanying notes are an integral part of the unaudited condensed financial statements.

FARGO ELECTRONICS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1—BASIS OF PRESENTATION

        The interim condensed financial statements presented herein as of March 31, 2002, and for the three months ended March 31, 2002 and 2001, are unaudited; however, in our opinion, the interim condensed financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows for the periods presented.

        The results of operations for the three months ended March 31, 2002, do not necessarily indicate the results to be expected for the full year. The December 31, 2001, balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. These unaudited interim condensed financial statements should be read in conjunction with our financial statements and notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2001.

NOTE 2—TENDER OFFER

        On March 27, 2002, the Company and Zebra Technologies Corporation (Zebra) announced that the companies mutually agreed to terminate the acquisition agreement whereby Zebra would acquire all outstanding shares of the Company's common stock for $7.25 per share in cash. The transaction was under Hart-Scott-Rodino antitrust review by the Federal Trade Commission (FTC). Based on discussion with representatives of the FTC, the companies believed it was unlikely that the FTC would have approved the proposed transaction. Accordingly, the companies agreed to a mutual termination of their acquisition agreement. Neither party paid a break-up fee.

        The acquisition was announced on August 1, 2001. A tender offer for all outstanding shares of the Company's stock commenced on August 3, 2001, and was terminated on March 27, 2002. None of the Company's shares tendered in the tender offer were accepted for payment and paid for, and Zebra has returned all shares of the Company's common stock tendered and not withdrawn in the tender offer.

NOTE 3—INVENTORIES (IN THOUSANDS)

	March 31, 2002	December 31, 2001
	(unaudited)
Raw materials and purchased parts	$3,418	$3,992
Work in process	226	148
Finished goods	1,333	1,104

Total inventories	$4,977	$5,244

NOTE 4—EARNINGS PER SHARE

        Basic earnings per share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average basic shares outstanding plus the dilutive effect of outstanding stock options using the "treasury stock" method.

        The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share data):

	Three Months Ended March 31,
	2002	2001
BASIC EARNINGS PER SHARE:
Net income	$714	$312
Weighted average common shares outstanding	11,785	11,748
Per share amount	$0.06	$0.03
DILUTED EARNINGS PER SHARE:
Net income	$714	$312
Weighted average common shares outstanding	11,785	11,748
Add: dilutive effect of stock options	228	115

Weighted average dilutive shares outstanding	12,013	11,863
Per share amount	$0.06	$0.03

        Options to purchase 331,000 and 446,000 shares of common stock were outstanding but not included in the computations of diluted earnings per share for the three months ended March 31, 2002 and 2001, respectively, because the exercise prices were greater than the average market prices of the common shares for the periods.

NOTE 5—FINANCING ARRANGEMENTS

        In February 2002, the Company amended its credit facility to extend the maturity date to April 1, 2003. Under the terms of the amended agreement, the Company may borrow at the prime rate of interest plus a margin of .25% to .50% or LIBOR plus a margin of 1.75% to 2.00%, based upon the maintenance of certain financial coverage ratios. Interest is payable within 30 to 90 days, as defined by the agreement. The agreement calls for principal repayments of $1.0 million per quarter, with the remaining balance due at maturity on April 1, 2003.

        The amended credit facility includes a $14.0 million term loan, of which $12.5 million is outstanding at March 31, 2002, and a $5.0 million revolving credit facility, of which there was no outstanding balance at March 31, 2002.

        The revolving credit facility requires, among other things, the maintenance of specified financial ratios including fixed charge coverage and total debt to EBITDA, as defined in the agreement, and restrictions on capital expenditures and the payment of dividends.

NOTE 6—RECENTLY ISSUES ACCOUNTING PRONOUNCMENTS

        As of January 1, 2002, the Company adopted Financial Accounting Standards (SFAS) 142 "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" which supercedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of." The adoption of these standards had no effect on the Company's financial statements.

        As of January 1, 2002, the Company has adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets which supercedes SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of. The adoption of SFAS No. 144 had no effect on the Company's financial statements.

        In May 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SDAS 13, and Technical Corrections." This statement primarily rescinds and amends certain reporting requirements primarily relating to gains and losses from the extinguishments of debt, and accounting for sales-leaseback transactions. The provisions of the statement relating to gains and losses on extinguishment of debt is effective for fiscal years beginning May 15, 2002 and the remaining provisions of the statement are effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 is not expected to have a material impact on the Company's financial statements.

NOTE 7—SUBSEQUENT EVENT

        On May 10, 2002, the Company filed a registration statement in Form S-3, which the Company amended on May 31, 2002, for the offering of up to 6,712,500 shares of the Company's common stock. The Company and selling stockholders may offer and sell from time to time up to 2,000,000 and 4,712,500 shares, respectively. The Company intends that the proceeds from the issuance of any shares of common stock it sells will be used to provide funds for Fargo's operations and for other general corporate purposes, including the possible repayment of indebtedness, capital expenditures, possible acquisitions, investments, repurchase of common stock and any other purposes stated in any prospectus supplement. The Company will not receive any proceeds from the sales of common stock by any selling stockholder.

Report of Independent Accountants

To the Stockholders and Board of Directors of
Fargo Electronics, Inc.:

        In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholders' equity (deficiency) and cash flows present fairly, in all material respects, the financial position of Fargo Electronics, Inc. (the Company) at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
January 30, 2002, except for the third paragraph of
Note 5, as to which the date is February 14, 2002,
and except for Note 2, as to which the date is
March 27, 2002

Fargo Electronics, Inc.

Balance Sheets

At December 31, 2001 and 2000

(In thousands, except per share amounts)

	2001	2000
ASSETS
Current assets:
Cash and cash equivalents	$3,586	$1,223
Accounts receivable, net	7,713	6,754
Inventories	5,244	8,118
Prepaid expenses	177	248
Deferred income taxes	3,045	3,063

Total current assets	19,765	19,406

Equipment and leasehold improvements, net	1,367	2,079
Deferred income taxes	24,994	27,200
Other	87	130

Total assets	$46,213	$48,815

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of notes payable, bank	$4,000	$—
Accounts payable	4,315	2,832
Accrued liabilities	2,260	1,724

Total current liabilities	10,575	4,556

Revolving credit facility	—	22,900
Notes payable, bank, less current portion	10,000	—
Commitments
Stockholders' equity:
Common stock, $.01 par value; 50,000 shares authorized, 11,781 and 11,747 shares issued and outstanding at December 31, 2001 and 2000, respectively	118	117
Additional paid-in capital	145,229	145,155
Accumulated deficit	(119,040)	(123,116)
Deferred compensation	(44)	(72)
Stock subscription receivable	(625)	(725)

Total stockholders' equity	25,638	21,359

Total liabilities and stockholders' equity	$46,213	$48,815

The accompanying notes are an integral part of the financial statements.

Fargo Electronics, Inc.

Statements of Operations

For the years ended December 31, 2001, 2000 and 1999

(In thousands, except per share amounts)

	2001	2000	1999
Net sales	$60,963	$57,845	$54,107
Cost of sales	37,497	34,721	28,928

Gross profit	23,466	23,124	25,179

Operating expenses:
Research and development	4,053	4,934	4,011
Selling, general and administrative	10,341	10,027	8,525
Acquisition related costs	1,434	—	—

Total operating expenses	15,828	14,961	12,536

Operating income	7,638	8,163	12,643

Other income (expense):
Interest expense	(1,379)	(2,830)	(5,956)
Interest income	79	81	102
Other, net	(33)	7	270

Total other expense	(1,333)	(2,742)	(5,584)

Income before provision for income taxes and extraordinary loss	6,305	5,421	7,059
Provision for income taxes	2,229	1,979	2,575

Net income before extraordinary loss	4,076	3,442	4,484
Extraordinary loss, net of applicable income taxes of $222	—	(385)	—

Net income	4,076	3,057	4,484
Accrued dividends on Series B, 8% redeemable preferred stock	—	(350)	(2,620)
Accretion of convertible participating preferred stock	—	—	(67,000)

Net income (loss) available to common stockholders	$4,076	$2,707	$(65,136)

Net income (loss) per common share:
Basic earnings:
Income (loss) before extraordinary loss	$.35	$.29	$(37.56)
Extraordinary loss	—	(.04)	—

Net income (loss)	$.35	$.25	$(37.56)

Diluted earnings:
Income (loss) before extraordinary loss	$.34	$.27	$(37.56)
Extraordinary loss	—	(.03)	—

Net income (loss)	$.34	$.24	$(37.56)

Weighted average common shares outstanding:
Basic	11,760	10,637	1,734
Diluted	11,958	11,413	1,734

The accompanying notes are an integral part of the financial statements.

Fargo Electronics, Inc.

Statement of Changes in Stockholders' Equity (Deficiency)

For the years ended December 31, 2001, 2000 and 1999

(In thousands)

	Common Stock
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Deferred Compensation	Stock Subscription Receivable	Total Stockholders' Equity (Deficiency)
Balance, December 31, 1998	1,688	$17	$1,546	$(60,687)		$(700)	$(59,824)
Restrictive stock grants	78	1	124			(125)	—
Deferred compensation			112		$(112)
Amortization of deferred compensation					12		12
Accrued dividends on Series B, 8% redeemable preferred stock				(2,620)			(2,620)
Accretion of convertible participating preferred stock				(67,000)			(67,000)
Net income				4,484			4,484

Balance, December 31, 1999	1,766	18	1,782	(125,823)	(100)	(825)	(124,948)
Proceeds from initial public offering, net of $6,496 for offering costs	5,000	50	68,454				68,504
Conversion of convertible participating preferred stock	5,000	50	74,950				75,000
Accrued dividends on Series B, 8% redeemable preferred stock				(350)			(350)
Shares issued from exercise of stock options	12		18				18
Payment received for stock subscription						50	50
Restrictive stock cancellation	(31)	(1)	(49)			50	—
Amortization of deferred compensation					28		28
Net income				3,057			3,057

Balance, December 31, 2000	11,747	117	145,155	(123,116)	(72)	(725)	21,359
Shares issued from exercise of stock options	22	1	36				37
Shares issued from exercise of employee stock purchase plan	28		63				63
Payment received for stock subscription						75	75
Restrictive stock cancellation	(16)		(25)			25	—
Amortization of deferred compensation					28		28
Net income				4,076			4,076

Balance, December 31, 2001	11,781	$118	$145,229	$(119,040)	$(44)	$(625)	$25,638

The accompanying notes are an integral part of the financial statements.

Fargo Electronics, Inc.

Statements of Cash Flows

For the years ended December 31, 2001, 2000 and 1999

(In thousands)

	2001	2000	1999
Cash flows from operating activities:
Net income	$4,076	$3,057	$4,484
Adjustments to reconcile net income to net cash provided by operating activities:
Extraordinary loss	—	385	—
Depreciation and amortization	1,372	1,427	1,076
Loss (gain) on sale of equipment	33	(3)	(7)
Provision for doubtful accounts and sales returns	58	91	131
Provision for obsolete inventories	154	548	61
Deferred income taxes	2,224	1,917	2,173
Deferred compensation	28	28	12
Changes in operating assets and liabilities:
Accounts receivable	(1,017)	(1,307)	(894)
Inventories	2,720	(2,088)	(2,347)
Prepaid expenses	71	116	(122)
Accounts payable	1,483	450	1,752
Accrued liabilities	536	(103)	(382)

Net cash provided by operating activities	11,738	4,518	5,937

Cash flows from investing activities:
Purchases of equipment and leasehold improvements	(650)	(1,378)	(1,610)
Proceeds from sale of equipment	—	17	10
Other	—	3	53

Net cash used in investing activities	(650)	(1,358)	(1,547)

Cash flows from financing activities:
Proceeds from initial public offering, net of $6,046 for offering costs	—	68,954	—
Proceeds from revolving credit facility	—	26,500	—
Payments on notes payable, bank	(5,000)	(50,100)	(3,400)
Payments on revolving credit facility	(3,900)	(3,600)	—
Payments on note payable, shareholder	—	(10,000)	—
Payments of deferred financing costs	—	(185)	(134)
Payments of deferred offering costs	—	—	(450)
Redemption of redeemable preferred stock, including accrued dividends	—	(35,083)	—
Proceeds from exercise of stock options and restricted stock	175	68	—

Net cash used in financing activities	(8,725)	(3,446)	(3,984)

Net increase (decrease) in cash and cash equivalents	2,363	(286)	406
Cash and cash equivalents, beginning of period	1,223	1,509	1,103

Cash and cash equivalents, end of period	$3,586	$1,223	$1,509

The accompanying notes are an integral part of the financial statements.

	2001	2000	1999
Cash paid during the period for:
Interest	$1,752	$2,607	$5,617
Income taxes	—	—	525
Noncash transactions:
Restrictive stock grants (cancellations)	$(25)	$(50)	$125
Accrued dividends on Series B, 8% redeemable preferred stock	—	350	2,620
Accretion of convertible participating preferred stock	—	—	67,000
Conversion of convertible participating preferred stock into common stock	—	75,000	—

The accompanying notes are an integral part of the financial statements.

Fargo Electronics, Inc.

Notes to Financial Statements

1. Nature of Business and Summary of Significant Accounting Policies

  Nature of Business

        Fargo Electronics, Inc. (Fargo or the Company) designs, manufactures, sells and supports a broad line of printers and supplies for plastic card personalization and data encoding.

  Cash and Cash Equivalents

        All highly liquid investments with original maturities of three months or less are considered cash equivalents. Substantially all of the Company's cash and cash equivalents are held by two financial institutions.

  Inventories

        Inventories, which consist primarily of raw materials, are stated at the lower of cost or market, with cost being determined by the first-in, first-out (FIFO) method.

  Equipment and Leasehold Improvements

        Equipment and leasehold improvements are stated at cost. Depreciation is recorded over the estimated useful lives of the assets (three to five years) using accelerated methods. Leasehold improvements are amortized over the terms of the related leases.

        Major renewals or betterments are capitalized, while repair and maintenance expenditures are charged to operations as incurred. The cost and accumulated depreciation or amortization of equipment and leasehold improvements disposed of or sold are eliminated from their respective accounts, and the resulting gain or loss is recorded in operations.

  Valuation of Long-Lived Assets

        The Company periodically analyzes its long-lived assets for potential impairment, assessing the appropriateness of lives and recoverability of unamortized balances through measurement of undiscounted operating cash flows on a basis consistent with accounting principles generally accepted in the United States of America.

  Revenue Recognition

        Revenue is recognized at the time of shipment. The Company provides for estimated warranty costs and estimated returns in the period revenue is recognized. Two of the Company's customers have arrangements which include stock balancing and return provisions. The Company provides an allowance for stock balancing based on estimated expected returns. Sales to these customers represent 10.2%, 12.4% and 12.8%, respectively, of net sales for the years ended December 31, 2001, 2000 and 1999. Under the terms of the stock balancing agreements, the maximum amount of returns is approximately $220,000 at December 31, 2001, of which the Company has recorded an allowance of $114,000 for estimated returns.

  Research and Development

        Research and development costs are charged to expense as incurred.

  Deferred Financing Costs

        Deferred financing costs are being amortized to interest expense over the term of the related debt using the effective interest rate method.

  Income Taxes

        Deferred income taxes are computed using the asset and liability method, such that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between financial reporting amounts and the tax basis of existing assets and liabilities based on currently enacted tax laws and tax rates in effect for the periods in which the differences are expected to reverse. Income tax expense is the tax payable for the period plus the change during the period in deferred income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

  Fair Value of Financial Instruments

        The Company considers that the carrying amount of financial instruments, including accounts receivable, accounts payable, accrued liabilities and revolving credit facility, approximates fair value. Interest on notes payable is payable at rates which approximate fair value.

  Segment Information

        The Company's business is organized, managed and internally reported as a single segment.

  Stock-Based Compensation

        The Company measures compensation expense for its stock-based compensation plan using the intrinsic value method. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company provides disclosure of the effect on net income (loss) as if the fair value-based method has been applied in measuring compensation expense.

  Earnings Per Share

        Basic earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of outstanding common shares and potentially dilutive shares relating to stock options and preferred stock.

        The following provides a reconciliation of shares used in the computation of basic and diluted earnings per share (in thousands):

	2001	2000	1999
Weighted average common shares outstanding:
Basic	11,760	10,637	1,734
Effect of dilutive stock options and convertible participating preferred stock	198	776	—

Diluted	11,958	11,413	1,734

        Options to purchase 404,000 and 370,000 shares of common stock were outstanding at December 31, 2001 and 2000, respectively, but were not included in the computations of diluted earnings per share because the exercise prices were greater than the average market prices of the common shares for the periods. The options and convertible participating preferred stock were not included in the computation of diluted net loss per common share for the year ended December 31, 1999, because they would not have had a dilutive effect.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

  Recently Issued Accounting Standards

        Effective April 1, 2001, the Company adopted Financial Accounting Standards Board Emerging Issues Task Force (EITF) issue 00-14, "Accounting for Certain Sales Incentives." In accordance with the EITF, the Company has reclassified certain sales incentive expenses totaling $1,255,000 and $800,000 for the years ended December 31, 2000 and 1999, respectively, from selling, general and administrative expenses and shown them as a reduction of net sales.

        In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." The Company must adopt these standards no later than January 1, 2002. All business combinations under SFAS No. 141 are to be accounted for using the purchase method of accounting. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets upon their acquisition and how they should be accounted for after initial recognition. SFAS No. 142 states that an intangible asset with a finite useful life be amortized over the period the asset is expected to contribute to the future cash flows of the entity. An intangible asset with an indefinite life is not to be amortized. All intangible assets are subject to periodic impairment tests. The Company has reviewed the requirements of these standards and determined that there is no impact on the Company's financial statements.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. SFAS No. 143 is effective for financial statements issued for the fiscal years beginning after June 15, 2002.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 deals with the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001.

        The Company is reviewing the requirements of SFAS No. 143 and No. 144, and does not expect these standards to have a significant impact on the Company's financial statements.

2. Tender Offer

        On March 27, 2002, the Company and Zebra Technologies Corporation (Zebra) announced that the companies have mutually agreed to terminate the acquisition agreement whereby Zebra would acquire all outstanding shares of the Company's common stock for $7.25 per share in cash. The transaction had been under Hart-Scott-Rodino antitrust review by the Federal Trade Commission (FTC). Based on discussion with representatives of the FTC, the companies believe it is unlikely that the FTC will approve the currently proposed transaction. Accordingly, the companies agreed to a mutual termination of their acquisition agreement. Neither party will pay a break-up fee.

        The acquisition was announced on August 1, 2001. A tender offer for all outstanding shares of the Company's stock commenced on August 3, 2001, and was most recently scheduled to expire on April 5, 2002. The tender offer was terminated, effective March 27, 2002. None of the Company's shares tendered in the tender offer will be accepted for payment and paid for, and Zebra will return all shares of the Company's common stock tendered and not withdrawn in the tender offer.

3. Initial Public Offering

        In February 2000, the Company completed an initial public offering in which 5,000,000 shares of the Company's common stock were sold at $15 per share. The aggregate offering price of the shares was $75,000,000. The net proceeds from the offering were $69,750,000 after deducting the underwriting discounts and commissions of $5,250,000. Offering expenses were approximately $1,246,000.

        The net proceeds from the offering were used as follows (in thousands):

Repayment of a note payable, stockholder, plus accrued interest	$10,153
Redemption of redeemable preferred stock, plus accrued dividends	35,083
Repayment of principal and interest under our senior bank facility	23,268

Total	$68,504

        Upon the closing of the offering, all of the outstanding convertible preferred stock automatically converted into common stock at a rate of 625 shares of common stock for each share of convertible preferred stock.

4. Selected Balance Sheet Information (in thousands)

  Accounts Receivable, Net

	December 31
	2001	2000
Trade accounts receivable	$8,013	$7,004
Less allowance for doubtful accounts and sales returns	(300)	(250)

	$7,713	$6,754

        For the years ended December 31, 2001, 2000 and 1999, one customer accounted for approximately 8.3%, 10.0% and 8.9% of total net sales, respectively.

        The Company's ten largest distributors and resellers accounted for a combined total of 43.1%, 40.7% and 40.5% of sales in 2001, 2000, and 1999, respectively.

  Inventories

	December 31
	2001	2000
Raw materials and purchased parts	$5,017	$8,241
Work in process	148	289
Finished goods	1,104	653

	6,269	9,183
Less allowance for obsolete inventories	(1,025)	(1,065)

	$5,244	$8,118

  Equipment and Leasehold Improvements, Net

	December 31
	2001	2000
Tooling and manufacturing equipment	$4,463	$4,169
Office and other equipment	3,296	3,013
Leasehold improvements	488	488

	8,247	7,670
Less accumulated depreciation and amortization	(6,880)	(5,591)

	$1,367	$2,079

  Accrued Liabilities

	December 31
	2001	2000
Accrued warranties	$505	$256
Accrued vacation	375	320
Customer advances	236	262
Accrued interest	4	468
Other	1,140	418

	$2,260	$1,724

5. Financing Arrangements

        In September 2000, the Company entered into a $30 million dollar revolving credit facility. Proceeds from the revolving credit facility were used to pay off outstanding senior bank debt. In connection with the payment of the senior bank debt, the Company recorded an extraordinary loss, net of income taxes, of $385,000 for the write-off of deferred financing costs related to the senior bank debt.

        In April 2001, the Company amended its credit facility which, under the terms of the amendment, was converted to a $19.0 million term loan, of which $14.0 million was outstanding at December 31, 2001, and a $5.0 million revolving credit facility, of which there was no outstanding balance at December 31, 2001. The borrowings under the revolving credit facility are limited to eligible accounts receivable and inventories as defined by the agreement. Under the terms of the amended agreement, the Company borrowed at the prime rate of interest plus a margin of 0% to .75% or LIBOR plus a margin of 1.25% to 2.75%, based upon the maintenance of certain financial coverage ratios. For the year ended December 31, 2001, borrowings bore interest at a weighted average rate of 6.45%.

        In February 2002, the Company further amended its credit facility. Under the terms of the amended agreement, the Company may borrow at the prime rate of interest plus a margin of ..25% to .50% or LIBOR plus a margin of 1.75% to 2.00%, based upon the maintenance of certain financial coverage ratios. Interest is payable within 30 to 90 days, as defined by the agreement. The agreement calls for principal repayments of $1.0 million per quarter, with the loan maturing on April 1, 2003. The credit facility requires, among other things, the maintenance of specified financial ratios including fixed charge coverage and total debt to EBITDA, as defined in the agreement, and restrictions on capital expenditures and the payment of dividends.

        Minimum principal payments on the debt at December 31, 2001, are as follows (in thousands):

2002	$4,000
2003	10,000

$14,000

  Note Payable, Stockholder

        In 1998, the Company issued a $10,000,000 subordinated promissory note payable to the Company's founder. This note bore an interest rate of 12%, payable annually. Subject to the terms of the senior bank facility, this note was payable at the earliest to occur of (a) the liquidation of the Company, (b) an initial public offering, or (c) August 18, 2004. Upon the Company's IPO in February 2000, the note was paid. Interest expense incurred under this note for the years ended December 31, 2000 and 1999, was $153,000 and $1,200,000, respectively.

6. Stock Option and Grant Plan

        In February 1998, the Board of Directors and stockholders adopted the Fargo Electronics, Inc. 1998 Stock Option and Grant Plan (the Plan) which, as amended, authorizes and reserves a maximum number of shares for issuance equal to 15% of the outstanding common stock, and at December 31, 2001, 1,767,183 shares were available for issuance under the Plan. The Plan is administered by the Compensation Committee of the Board of Directors and provides for the grant of: (a) incentive stock options; (b) nonqualified stock options; (c) restricted stock; and (d) unrestricted stock awards to employees, officers, directors and others, subject to certain limitations, as defined by the Plan. Stock options issued under the Plan generally have an exercise price equal to the fair market value on the date of grant, vest and become exercisable ratably over four years, and expire from seven to ten years from the date of grant.

        The restricted stock has an exercise price equal to the fair market value on the date of grant. Shares are awarded to employees, which are subject to certain forfeiture and transferability restrictions that lapse after specified employment periods. The restrictions on the awards expire over a period not to exceed four years. Sales of the restricted stock are paid for by means of recourse promissory notes with payment terms of five years. The restricted stock has a weighted average exercise price of $1.60.

        Stock option and restricted stock activity for 2001 and 2000 was as follows (in thousands, except per share data):

	Shares Available	Options Outstanding	Restricted Stock Outstanding	Weighted Average Exercise Price Per Share of Options
Balance, December 31, 1999	194	228	516	$2.59
Plan amendment	472	—	—	—
Granted	(663)	663	—	—
Cancelled	110	(78)	(32)	8.19
Exercised	—	(12)	(31)	1.60

Balance, December 31, 2000	113	801	453	6.58
Plan amendment	357	—	—	—
Granted	(71)	71	—	—
Cancelled	82	(66)	(16)	7.81
Exercised	—	(23)	(47)	1.60

Balance, December 31, 2001	481	783	390	$6.42

        Information related to stock options outstanding and exercisable at December 31, 2001, is as follows (in thousands, except per share data):

Options Outstanding

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$1.60 - $2.40	113	4.1 years	$1.60
$2.75 - $4.13	264	8.0 years	3.04
$4.81 - $7.22	75	7.8 years	5.91
$8.63 - $11.00	331	5.4 years	10.86

	783		$6.42

Options Exercisable

Range of Exercise Prices	Number Exercisable	Weighted Average Exercise Price
$1.60 - $2.40	70	$1.60
$2.75 - $4.13	38	2.75
$4.81 - $7.22	53	6.24
$8.63 - $11.00	84	10.86

	245	$5.95

        During the year ended December 31, 1999, the Company recorded deferred compensation of $112,000 for 8,750 options granted at a discount from the estimated fair market value of the Company's common stock. For the years ended December 31, 2001, 2000 and 1999, the Company recorded compensation expense of $28,000, $28,000 and $12,000, respectively, for these grants.

        Had compensation cost for the plan been determined based on the fair value of options at the date of grant, the Company's net income (loss) available to common stockholders and basic and diluted net income (loss) per share would have been reduced to the following pro forma amounts:

	2001	2000	1999
Net income (loss) available to common stockholders (in thousands)
As reported	$4,076	$2,707	$(65,136)
Pro forma	2,901	1,866	(65,167)
Basic earnings per common share:
As reported	$.35	$.25	$(37.56)
Pro forma	.25	.18	(37.58)
Diluted earnings per common share:
As reported	$.34	$.24	$(37.56)
Pro forma	.24	.16	(37.58)

        The weighted average grant-date fair value of options granted during 2001, 2000 and 1999 was $3.00, $7.27 and $3.97, respectively, which was determined using the Black-Scholes method and the following key assumptions:

Assumptions	2001	2000	1999
Volatility	85.23%	116.45%	43.41%
Risk-free interest rates	4.93% to 5.21%	4.81% to 6.34%	4.64% to 5.76%
Expected life	Six years	Six years	Four years
Expected dividends	None	None	None

  Employee Stock Purchase Plan

        In January 2001, the Company's Board of Directors adopted a non-compensatory Employee Stock Purchase Plan (Purchase Plan). Under the Purchase Plan, participating employees are granted options to purchase common stock at a 15 percent discount from the lower of the fair market value on the first day or last day of each calendar quarter. The Purchase Plan permits an enrolled employee to make contributions to purchase shares of common stock through payroll deduction in an amount between 1 percent and 15 percent of compensation. The number of shares that may be purchased by any single employee during a calendar quarter is limited to 250 shares and total shares having a maximum fair market value of $25,000 in each calendar year. The compensation committee of the Board of Directors administers the Purchase Plan. The total number of shares of common stock that may be issued pursuant to options granted under the Purchase Plan is 250,000 shares of common stock. As of December 31, 2001, approximately 28,000 shares of common stock have been issued under the Purchase Plan.

7. Benefit Plan

        The Company has a retirement savings plan pursuant to Section 401(k) of the IRC whereby eligible employees may contribute up to 15% of their earnings either before taxes (subject to IRS limitation) or after tax, not to exceed annual amounts allowed under the IRC. In addition, the Company may also make discretionary matching contributions. Company matching contributions for the years ended December 31, 2001, 2000 and 1999, were $164,000, $175,000 and $149,000, respectively.

8. Income Taxes

        The components of the provision for income taxes are as follows (in thousands):

	2001	2000	1999
Currently payable:
Federal	$—	$57	$360
State	5	5	42

	5	62	402

Deferred:
Federal	2,098	1,811	1,886
State	126	106	287

	2,224	1,917	2,173

Provision for income taxes	$2,229	$1,979	$2,575

        Temporary differences comprising the net deferred tax assets recognized in the accompanying balance sheets at December 31, 2001 and 2000, are as follows (in thousands):

	2001	2000
Tax goodwill	$26,652	$28,992
Other, net	1,387	1,271

Net deferred tax assets	$28,039	$30,263

        A reconciliation between the Company's effective tax and the federal statutory tax is as follows (in thousands):

	2001	2000	1999
Provision for federal income taxes at statutory rate	$2,144	$1,843	$2,400
State income taxes, net of federal benefit	129	108	136
Research and experimentation credits	(75)	—	—
Other	31	28	39

Total	$2,229	$1,979	$2,575

        During the fourth quarter of 2001, the Company established a basis for recording research and experimentation credits. Accordingly, the Company recorded $75,000 of these credits in the fourth quarter of 2001.

        In 1998, the Company completed a recapitalization, which for federal and state income tax purposes, was a taxable business combination and is a qualified stock purchase. The buyer and seller elected jointly to treat the recapitalization as an asset acquisition under Section 338(h)(10) of the IRC. In connection with the recapitalization, the Company recorded a deferred tax asset with a corresponding credit to retained earnings of $35,936,000 at February 18, 1998, related to future tax deductions for the net excess of the tax bases of the assets and liabilities over the financial statement carrying amounts.

        Historically, the Company has generated operating income. The realization of the deferred tax assets is dependent upon the Company's ability to generate sufficient future taxable income which management believes is more likely than not. The Company anticipates future taxable income sufficient to realize the recorded deferred tax assets. Future taxable income is based on management's forecasts of the operating results of the Company, and there can be no assurance that such results will be achieved.

9. Other Related Party Transactions

  Contract Assembly

        Fargo contracts with Fargo Electronics Jamaica, Ltd., a company solely owned by the Company's founder, to assemble certain components. Assembly charges paid to Fargo Electronics Jamaica, Ltd. for the years ended December 31, 2001, 2000 and 1999, were approximately $944,000, $1,076,000 and $910,000, respectively.

10. Commitments

        The Company leases office, warehouse and manufacturing space under an operating lease that expires in December 2006. Future minimum lease payments at December 31, 2001, consist of the following:

2002	$492,000
2003	492,000
2004	492,000
2005	518,000
2006	518,000

Total minimum lease payments	$2,512,000

        Total rent expense for the years ended December 31, 2001, 2000 and 1999, was $727,000, $706,000 and $649,000, respectively.

        The Company has entered into purchase agreements with certain suppliers which require the Company to purchase approximately $370,000 of inventory at December 31, 2001. The contracts are reviewed on a semi-annual basis and unless terminated by either party, automatically renew for an additional six-month period. The agreements may be terminated by either party with a 30-day written notice.

        In April 2001, the Company entered into management agreements with several of its employees, which provide certain benefits to these employees if they are terminated, as defined in the management agreement, in connection with a change in control of the Company. These employees will be entitled to receive a lump sum cash payment up to 100% of their base salary and will receive an additional cash payment in an amount that assumes their stock options become fully vested.

11. Export Sales

        Export sales were as follows (in thousands):

	2001	2000	1999
Europe	$8,670	$8,921	$7,711
Asia	4,289	5,028	4,487
North and South America (other than the United States)	5,307	4,356	3,668
Other	4,038	3,906	3,660

	$22,304	$22,211	$19,526

12. Significant Vendor

        The Company buys a significant portion of its ribbons, an important component of its revenue, from one supplier. Purchases of these ribbons represented 30%, 31% and 35%, respectively, of total purchases in 2001, 2000 and 1999. Although there are a limited number of manufacturers of the ribbons, management believes that other suppliers could provide similar ribbons on comparable terms. A change in suppliers, however, could cause a possible loss of sales, which would adversely affect operating results.

PROSPECTUS

6,712,500 Shares

FARGO ELECTRONICS, INC.

Common Stock

        We may offer and sell from time to time up to 2,000,000 shares of our common stock. The selling stockholders named in this prospectus may offer and sell from time to time up to 4,712,500 shares of our common stock. See "Principal and Selling Stockholders" and "Plan of Distribution" for information about the sale of our common stock by selling stockholders. We will not offer or sell any shares of common stock under this prospectus unless accompanied by a prospectus supplement.

        We and any selling stockholders may offer the common stock in amounts, at prices and on terms determined at the time of the offering. We may sell these shares to or through underwriters and also to other purchasers or through agents. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution." Although we will incur expenses in connection with the registration of the common stock, we will not receive any proceeds from the sale of the shares offered by any selling stockholders.

        We will provide a supplement to this prospectus before we or any selling stockholders sell any common stock under this prospectus. Any prospectus supplement will inform you about the specific terms of an offering by us or any selling stockholders, will list the names of any underwriters or agents, and may also add, update or change information contained in this document. This prospectus may not be used to offer and sell shares of our common stock unless it is accompanied by a prospectus supplement.

        Our common stock is listed on the Nasdaq National Market and trades under the symbol "FRGO." On June 5, 2002, the closing price of a share of our common stock on the Nasdaq National Market was $9.44.

        The securities offered involve a high degree of risk, which we describe in our Annual Report on Form 10-K for the year ended December 31, 2001 and other documents that we subsequently file with the Securities and Exchange Commission, and which we will describe in supplements to this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated June 5, 2002.

About This Prospectus
The Company
About Forward-Looking Statements
Risk Factors
Use of Proceeds
Dividend Policy
Principal and Selling Stockholders
Plan of Distribution
Legal Matters
Experts
Documents Incorporated by Reference into This Prospectus
Where You Can Find More Information

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may offer and sell, in one or more offerings from time to time, up to 2,000,000 shares of our common stock. The selling stockholders named in this prospectus may also offer and sell from time to time up to 4,712,500 shares of our common stock. Each time we or a selling stockholder use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus, any prospectus supplement and the documents incorporated by reference in the prospectus, which are described under the heading "Documents Incorporated By Reference Into This Prospectus."

        You should rely only on the information contained in this prospectus and the applicable prospectus supplement. Neither we nor any selling stockholder have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any selling stockholder are making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or the documents incorporated by reference is accurate as of any date other than their respective dates or such other date as may be specified within those documents for particular information. Our business, financial condition, results of operations and prospects may have changed since those dates.

        Unless the context otherwise requires, the terms "we," "our," "us," "the company," and "Fargo" refer to Fargo Electronics, Inc., a Delaware corporation.

THE COMPANY

        We are a leading developer, manufacturer and supplier of printing systems and consumable supplies that personalize plastic identification cards by printing images and text onto the card. Our printing systems are capable of encoding data onto cards that incorporate bar code, magnetic stripe, smart card or proximity card technology. We believe that our engineering expertise and our ability to offer a broad range of printing systems using multiple printing technologies have led to a reputation for innovation in our industry. The consumable supplies used with our systems include dye sublimation ribbons, overlaminates, thermal resin ribbons, printheads and blank cards. The sale of these supplies provides us with a significant recurring revenue stream.

        Concern for personal safety and property protection has led to the need for electronic and visual identification and access control. We believe the demand for our products will increase as governments and corporations worldwide address their security needs. We believe the development and implementation of new technologies that add security features to plastic cards should foster a growing market for our systems.

        We market and sell our products exclusively through a distribution channel of independent distributors and resellers in more than 80 countries worldwide. We estimate that as of March 31, 2002, we have manufactured and sold more than 60,000 of our printing systems.

        End-users of our printing systems create personalized cards for a wide variety of applications including:

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  corporate security and access;

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  driver's licenses, government and military identification;

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  student identification and access;

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  public transportation access; and

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  recreation and gaming.

        We provide a diverse array of card printing systems that allow us to meet the needs of end-users ranging from those who desire a premium system to address complex applications to those focused on lower priced systems with fewer features.

        Fargo is a Delaware corporation. Our principal executive offices are located at 6533 Flying Cloud Drive, Eden Prairie, Minnesota 55344, and our telephone number is (952) 941-9470. Our website address is www.fargo.com.

ABOUT FORWARD-LOOKING STATEMENTS

        This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "anticipate," "believe," "estimate," "will," "may," "future," "plan," "intend" and "expect" and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Actual results may differ materially due to a number of factors. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in our Annual Report on Form 10-K for the year ended December 31, 2001 under the heading "Cautionary Statement Regarding Future Results, Forward-Looking Information and Certain Important Factors" and may be set forth in other documents that we subsequently incorporate by reference into this prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

RISK FACTORS

        Prior to making an investment decision with respect to the common stock that we or any selling stockholder may offer, prospective investors should carefully consider the specific factors set forth under the caption "Risk Factors" in the applicable prospectus supplement, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and the applicable prospectus supplement, in light of their particular investment objectives and financial circumstances.

USE OF PROCEEDS

        We will use the net proceeds from the sale of common stock that we may offer with this prospectus and any accompanying prospectus supplement for general corporate purposes. General corporate purposes may include repayment of debt, capital expenditures, possible acquisitions, investments, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement. We may invest the net proceeds temporarily or use them to repay short-term debt until we use them for their stated purpose.

        We will not receive any of the proceeds from sales of common stock by any selling stockholder. Pursuant to an agreement with the selling stockholders, we have agreed to pay all expenses of effecting the registration of shares of common stock offered by any selling stockholder, including reasonable fees and disbursements of one counsel for the selling stockholders. We will not pay any underwriting discounts and commissions, fees and disbursements of any additional counsel for any selling stockholder, or transfer taxes attributable to the sale of the offered shares, which will be paid by any selling stockholder.

DIVIDEND POLICY

        Since our initial public offering of common stock in February 2000, we have not declared or paid any cash dividends on our common stock or other securities and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain our earnings, if any, for future growth. Future dividends on our common stock or other securities, if any, will be at the discretion of our board of directors and will depend on, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as our board of directors may deem relevant. In addition, our ability to declare and pay dividends is restricted by the terms of our credit facility.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information known to us regarding the beneficial ownership of our common stock by (a) each stockholder who is known by us to own beneficially more than 5% of the outstanding common stock, and (b) each of our directors and executive officers. This ownership information is as of May 31, 2002, unless otherwise indicated in the footnotes.

        The table also provides information regarding the selling stockholders, which are the stockholders in the following table with share amounts under the heading "Shares being offered." Under this prospectus, these selling stockholders may offer and sell, from time to time, up to an aggregate of 4,712,500 shares of our common stock. The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell shares of our common stock otherwise than pursuant to this prospectus. In addition, the selling stockholders may acquire additional shares of our common stock. The table below assumes that the selling stockholders sell all of the shares offered by them in offerings pursuant to this prospectus, and neither dispose of nor acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

        As of May 31, 2002, there were 11,803,014 shares of our common stock outstanding. The percentages shown in the following table under the heading "Shares beneficially owned after the offering" assumes the sale of all 2,000,000 shares of common stock that may be offered by us from time to time under this prospectus. Unless otherwise noted, each of the stockholders listed in the table possesses sole voting and investment power with respect to the shares indicated. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percent owned by such person or group.

	Shares beneficially owned before the offering				Shares beneficially owned after the offering
Name of beneficial owner			Shares being offered
	Number	Percentage			Number	Percentage
TA Associates Group:(1)
TA/Advent VIII L.P.	2,304,687	19.5%	2,304,687		0	0%
Advent Atlantic and Pacific III L.P.	727,345	6.2%	727,345		0	0%
TA Executives Fund LLC	46,875	0.4%	46,875		0	0%
TA Investors LLC	46,093	0.4%	46,093		0	0%
St. Paul Venture Capital, Inc.:(2)
St. Paul Venture Capital IV LLC	1,519,530	12.9%	1,519,530		0	0%
St. Paul Venture Capital Affiliates Fund I LLC	42,970	0.4%	42,970		0	0%
Benson Associates, LLC(3)	797,400	6.8%	0		797,400	5.8%
Theodore R. Duncan(4)	770,000	6.5%	0		770,000	5.6%
Gary R. Holland, President, CEO and Chairman of Board(5)	479,196	4.1%	0		479,196	3.5%
Scott Ackerman, Vice President—Quality and Mgmt. Systems(6)	15,694	*	0		15,694	*
Mark S. Andersen, Vice President—Sales(7)	26,271	*	0		26,271	*
Kathleen Phillips, Vice President—Marketing(8)	15,818	*	0		15,818	*
Thomas C. Platner, Vice President—Engineering and Mfg.(9)	15,843	*	0		15,843	*
Paul W.B. Stephenson, Vice President and CFO	0	0%	0		0	0%
Jeffrey D. Upin, Vice President and General Counsel(10)	19,285	*	0		19,285	*
Michael C. Child, director(11)	3,128,750	26.5%		(11)	3,750	*
Everett V. Cox, director(12)	1,566,250	13.3%		(12)	3,750	*
William H. Gibbs, director(13)	128,750	1.1%	25,000		103,750	*
Kent O. Lillemoe, director(14)	47,500	*	0		47,500	*
Elaine A. Pullen, director(15)	16,750	*	0		16,750	*

*
Less than 1%
**
Neither Mr. Child nor Mr. Cox are selling shares of common stock in this offering. Mr. Child may be deemed to beneficially own the 2,616,667 shares being offered by entities affiliated with TA Associates Group and Mr. Cox may be deemed to beneficially own the 1,308,333 shares being offered by entities affiliated with St. Paul Venture Capital, Inc. See footnotes 11 and 12 below.

(1)
TA Associates Group includes TA/Advent VIII L.P., Advent Atlantic and Pacific III L.P., TA Executives Fund LLC and TA Investors LLC, which are part of an affiliated group of investment partnerships and limited liability companies. The general partner of TA/Advent VIII L.P. is TA Associates VIII LLC. The general partner of Advent Atlantic and Pacific III L.P. is TA Associates AAP III Partners L.P. TA Associates, Inc. is the manager and general partner of each of TA Associates VIII LLC and TA Associates AAP III Partners L.P. TA Associates, Inc. is also the manager of each of TA Executives Fund LLC and TA Investors LLC. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares deemed to be beneficially owned by the named investment partnerships and limited liability companies. With the exception of those shares held by TA Investors LLC, individually, no stockholder, director or officer of TA Associates, Inc. is deemed to have or share such voting or investment power. Principals and employees of TA Associates, Inc. (including Michael C. Child, a director of Fargo) comprise the general partners of TA Investors LLC. In such capacity, Mr. Child may be deemed to share voting and investment power with respect to the 46,093 shares that may be deemed beneficially owned by TA Investors LLC. Mr. Child disclaims beneficial ownership of all shares, except as to 1,349 shares held by TA Investors LLC, in which he holds a pecuniary interest.

(2)
St. Paul Venture Capital, Inc. is the manager of St. Paul Venture Capital IV, LLC and St. Paul Venture Capital Affiliates Fund I, LLC and exercises sole voting and investment power with respect to these shares. The St. Paul Companies, Inc. owns a 77% interest in St. Paul Venture Capital, Inc., and St. Paul Fire and Marine Insurance Company, a wholly-owned subsidiary of The St. Paul Companies, Inc., owns 99% of the membership interests in St. Paul Venture Capital IV, LLC. St. Paul Venture Capital VI, LLC may be deemed to beneficially own 3,750 shares underlying options held by Everett V. Cox. See footnote 12 below.

(3)
This information is based on a Schedule 13G filed with the SEC on February 14, 2002 by Benson Associates, LLC, 111 S.W. Fifth Avenue, Suite 2130, Portland, Oregon 97204.

(4)
This information is based on a Schedule 13G filed with the SEC on October 4, 2000 by Theodore R. Duncan, 1350 Indian Mound Trail, Vero Beach, Florida 32963.

(5)
Includes 25,000 shares that Mr. Holland has the right to acquire within 60 days by exercising options.

(6)
Includes 14,765 shares that Mr. Ackerman has the right to acquire within 60 days by exercising options.

(7)
Includes 25,233 shares that Mr. Andersen has the right to acquire within 60 days by exercising options.

(8)
Includes 14,843 shares that Ms. Phillips has the right to acquire within 60 days by exercising options.

(9)
Includes 14,843 shares that Mr. Platner has the right to acquire within 60 days by exercising options.

(10)
Includes 18,515 shares that Mr. Upin has the right to acquire within 60 days by exercising options.

(11)
Includes 3,125,000 shares held by entities affiliated with TA Associates Group as to which shares Mr. Child disclaims beneficial ownership, except to the extent of 1,349 shares in which he has a pecuniary interest through TA Investors LLC. After the offering, Mr. Child will retain the right to acquire 3,750 shares by exercising options that are currently exercisable or will become exercisable within 60 days.

(12)
Includes 1,562,500 shares owned by entities affiliated with St. Paul Venture Capital, Inc., as to which Mr. Cox disclaims beneficial ownership except to the extent of his pecuniary interest therein. After the offering, Mr. Cox will retain the right to acquire 3,750 shares by exercising options that are currently exercisable or will become exercisable within 60 days. Mr. Cox has agreed to hold such options for the benefit of St. Paul Venture Capital IV, LLC, to exercise the options only at the direction of such entity and to deliver the proceeds of any sale of the shares underlying such options to such entity.

(13)
Includes 50,625 shares that Mr. Gibbs has the right to acquire within 60 days by exercising options.

(14)
Includes 16,250 shares that Mr. Lillemoe has the right to acquire within 60 days by exercising options.

(15)
Represents 16,750 shares that Ms. Pullen has the right to acquire within 60 days by exercising options.

Certain Relationships with Selling Stockholders

        The selling stockholders named in the table above that are affiliated with TA Associates Group or affiliated with St. Paul Venture Capital, Inc. acquired all of their shares of common stock as a result of the automatic conversion of Fargo convertible preferred stock in connection with our initial public offering in February 2000, having originally acquired such convertible preferred stock in a private transaction in February 1998. Also in connection with our initial public offering in February 2000, all outstanding shares of our redeemable preferred stock were redeemed with a portion of the proceeds from the offering, resulting in aggregate proceeds of approximately $17.5 million to the entities affiliated with TA Associates Group and $8.8 million to the entities affiliated with St. Paul Venture Capital, Inc.

        Of the shares shown in the table above as owned by William H. Gibbs, 78,125 are shares he purchased from us with a promissory note in the amount of $125,000, which is secured by a pledge of these shares. The remaining 50,625 shares owned by Mr. Gibbs are shares that he has the right to acquire within 60 days pursuant to the exercise of options. Mr. Gibbs will repay his promissory note with the proceeds received by him in this offering.

        Michael C. Child, a managing director of TA Associates, Inc., has been a director of Fargo since November 1999. Everett C. Cox, a director of Fargo since February 1998, is a member of St. Paul Venture Capital IV, LLC and St. Paul Venture Capital Affiliates Fund I, LLC and was an executive officer of St. Paul Venture Capital, Inc. from 1992 to January 2002. William H. Gibbs has been a director of Fargo since April 1999. From April 1999 through March 2000, Mr. Gibbs consulted with us in the areas of product development, distribution, cost containment and general management issues, for which he was paid a monthly consulting fee of $8,333.

        The selling stockholders named in the table above that are affiliated with TA Associates Group or affiliated with St. Paul Venture Capital, Inc. are parties to a stockholders' agreement with us which entitles them to certain rights with respect to the registration of their shares under the Securities Act, including pursuant to this registration statement. Additionally, such holders are entitled to certain demand registration rights pursuant to which they may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock. Further, such holders may require us to file additional registration statements on Form S-3 at our expense. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right to postpone the filing of any registration statement.

PLAN OF DISTRIBUTION

        Shares of common stock offered by this prospectus may be offered by us, or by the selling stockholders, or by both. If required by the Securities Act, the prospectus supplement that accompanies this prospectus will describe who is selling shares, how many shares they are selling, and any additional information describing the offering, which may include information about offerings by us or the selling stockholders described below.

Sales of Common Stock by Fargo

        We may sell the shares of common stock offered by this prospectus from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We may sell the shares (a) through placement agents (b) through underwriters or dealers, (c) through brokers or (d) directly to one or more purchasers. These methods and general information about any sales of common stock by us are described in greater detail in the following paragraphs.

        Placement Agents.    We may sell common stock through placement agents that we designate. The placement agents will agree to act in good faith to assist us in soliciting purchases for the period of their appointment in exchange for a commission that will be negotiated at the time of their engagement.

        Underwriters.    We may offer the shares of common stock to the public through one or more underwriting syndicates represented by one or more managing underwriters, or through one or more underwriters without a syndicate. If we use underwriters in the sale of common stock, we will execute an underwriting agreement with those underwriters relating to the securities offered and will name the underwriters and describe the terms of the transaction in a prospectus supplement. We anticipate that the underwriters will acquire the shares for their own account and that the shares may be resold by them, or their donees, pledgees or transferees, from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, or at varying prices determined at the time of sale. Subject to conditions specified in the underwriting agreement, underwriters will be obligated to purchase all of the shares if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

        We may authorize underwriters to solicit offers by institutions to purchase the shares of common stock at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we sell the shares under delayed delivery contracts, the prospectus supplement will state that, as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

        Underwriters may sell these shares of common stock to or through dealers. Alternatively, we may sell the shares of common stock in this offering directly to one or more dealers, who would act as a principal or principals. Dealers may then resell such shares to the public at varying prices to be determined by the dealers at the time of the resale.

        Brokers.    If we use brokers in the sale of common stock, we anticipate that brokers will sell the shares through market makers and in directly negotiated transactions at the current market price reported on the Nasdaq National Market or at a discount from the current market price. These brokers will receive a commission that will be negotiated at the time of their engagement.

        Direct Sales.    We may sell shares of common stock directly to purchasers. In this case, no underwriters, brokers or agents would be involved.

        General Information.    If we enter into a material arrangement with an underwriter, dealer, broker or agent for the sale of the shares offered by this prospectus, we will file a prospectus supplement, if required by Rule 424 under the Securities Act, describing:

  •
  the identity of each of the participating underwriters, dealers, brokers and agents;

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  the number of shares involved;

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  the price at which the shares are to be offered and sold (or general method by which such price will be determined), the consideration paid for the shares and the proceeds we will receive from the sale;

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  the place and time of delivery for the shares being sold;

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  whether or not the shares will trade on any securities exchange or the Nasdaq Stock Market;

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  the commissions, discounts, or other fees allowed to the participating underwriters, dealers, brokers and agents, where applicable, and any other items constituting underwriters' compensation;

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  the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

  •
  any other facts material to the transaction.

        Underwriters, dealers, brokers and agents that participate in the distribution of the shares, or other persons acting on their behalf, may be deemed underwriters as defined in the Securities Act. Any discounts, concessions, commissions or fees received by them from us or from purchasers of the shares and any profit on the resale of the shares by them may be treated as underwriting discounts and commissions under the Securities Act. Underwriters, brokers, dealers, and agents may engage in transactions with us, or perform services for us, in the ordinary course of their businesses, and may receive compensation in connection with those arrangements. We will disclose any material arrangements in the applicable prospectus supplement.

        We may have agreements with the underwriters, brokers, dealers, or agents to indemnify them against civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payment which the underwriters, dealers or agents may be required to make with respect to such liabilities.

        Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the shares, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. These purchasers will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations thereunder, including Rule 10b-5 and Regulation M. Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of our common stock in the market. All of the foregoing may affect the marketability of our common stock and the ability of any person to engage in market-making activities with respect to our common stock.

        In order to comply with the securities laws of some states, if applicable, we may sell shares of common stock only through registered or licensed brokers or dealers in those states. In addition, in some states we may not be able to sell shares of common stock unless we have registered or qualified the shares for sale in that state or there is an available exemption from the registration or qualification requirement.

Sales of Common Stock by the Selling Stockholders

        The selling stockholders may resell or redistribute the securities listed elsewhere in this prospectus or in any supplement to this prospectus from time to time on the Nasdaq Stock Market, in the over-the-counter market, in privately negotiated transactions, or in any other legal manner, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Persons who are pledgees, donees, transferees, or other successors in interest of any of the named selling stockholders (including but not limited to persons who receive securities from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus) may also use this prospectus and are included when we refer to "selling stockholders" in this prospectus. Selling stockholders may sell the securities by one or more of the following methods, without limitation:

  •
  block trades (which may include cross trades) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

  •
  an exchange distribution or secondary distribution in accordance with the rules of any stock exchange on which the securities are listed;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchases;

  •
  an offering at other than a fixed price on or through the facilities of any stock exchange on which the securities are listed or to or through a market maker other than on that stock exchange;

  •
  privately negotiated transactions, directly or through agents;

  •
  short sales;

  •
  through the writing of options on the securities, whether or the options are listed on an options exchange;

  •
  through the distribution of the securities by any selling stockholder to its partners, members or stockholders;

  •
  one or more underwritten offerings;

  •
  agreements between a broker or dealer and one or more of the selling stockholders to sell a specified number of the securities at a stipulated price per share; and

  •
  any combination of any of these methods of sale, or any other method permitted by applicable law.

        The selling stockholders may offer the shares of the common stock to the public through one or more underwriting syndicates represented by one or more managing underwriters, or through one or more underwriters without a syndicate. If underwriters are used in the sale, any selling stockholders will execute an underwriting agreement with those underwriters relating to the securities offered and will name the underwriters and describe the terms of the transaction in a prospectus supplement. We anticipate that the underwriters will acquire the shares for their own account and that the shares may be resold by them, or their donees, pledgees or transferees, from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, or at varying prices determined at the time of sale. Subject to conditions specified in the underwriting agreement, underwriters will be obligated to purchase all of the shares if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement. Any offering price and any discounts or concessions allowed or paid to dealers may be changed from time to time.

        Any selling stockholders may authorize underwriters to solicit offers by institutions to purchase the shares of common stock at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If any selling stockholders sell shares under delayed delivery contracts, the prospectus supplement will state that, as well as the conditions these delayed delivery contracts will be subject to and the commissions payable for that solicitation.

        The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of shares of common stock. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of shares of common stock at a stipulated price per share. If the broker-dealer is unable to sell shares acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell shares of common stock from time to time in transactions in any stock exchange or automated interdealer quotation system on which our common stock is then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell shares of common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the shares of common stock are covered by this prospectus.

        From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares of common stock owned by them. The pledgees, secured parties or persons to whom the shares of common stock have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder's securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder's securities will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell shares of common stock short, and, in those instances, this prospectus may be delivered in connection with the short sales and shares of common stock offered under this prospectus may be used to cover short sales.

        The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. Any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares of common stock sold by them may be deemed to be underwriting discounts and commissions.

        A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of shares of common stock in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of shares of common stock by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares of common stock offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling stockholder may also loan or pledge the shares of common stock offered hereby to a broker-dealer and the broker-dealer may sell the shares of common stock offered hereby so loaned, or upon a default may sell or otherwise transfer the pledged shares of common stock offered hereby.

        The selling stockholders and other persons participating in the sale or distribution of shares of common stock will be subject to applicable provisions of the Exchange Act and the related rules and regulations adopted by the SEC, including Regulation M. This regulation may limit the timing of purchases and sales of any of shares of common stock by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of shares of common stock to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

        We may agree to indemnify the selling stockholders and their respective officers, directors, employees and agents, and any underwriter or other person who participates in the offering of shares of common stock, against specified liabilities, including liabilities under the federal securities laws. We expect that the selling stockholders will agree to indemnify us, the other selling stockholders and any underwriter or other person who participates in the offering of shares of common stock, against specified liabilities arising from information provided by the selling stockholder for use in this prospectus and any prospectus supplements, including liabilities under the federal securities laws. The selling stockholders may agree to indemnify any brokers, dealers or agents who participate in transactions involving sales of shares of common stock against specified liabilities arising under the federal securities laws in connection with the offering and sale of the shares of common stock. In each case, indemnification may include each person who is an affiliate of, or controls, one of these specified indemnified persons within the meaning of the federal securities laws.

        We can not assure you that the selling stockholders will sell all or any portion of the shares of common stock offered hereby.

        We will supply the selling stockholders and the any stock exchange upon which the common stock may be listed with reasonable quantities of copies of this prospectus. To the extent required by Rule 424 under the Securities Act in connection with any resale or redistribution by a selling stockholder, we will file a prospectus supplement setting forth:

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  the aggregate number of shares to be sold;

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  the purchase price;

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  the public offering price;

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  if applicable, the names of any underwriter, agent or broker-dealer; and

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  any applicable commissions, discounts, concessions, fees or other items constituting compensation to underwriters, agents or broker-dealers with respect to the particular transaction (which may exceed customary commissions or compensation).

If a selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer, the prospectus supplement will include any other facts that are material to the transaction. If applicable, this may include a statement to the effect that the participating broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus.

LEGAL MATTERS

        Unless otherwise indicated in the applicable prospectus supplements, the validity of the securities offered by this prospectus will be passed upon for us by our legal counsel Oppenheimer Wolff & Donnelly LLP, Minneapolis, Minnesota.

EXPERTS

        The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus, and information in the documents we file later with the SEC will automatically update and supersede the information contained or incorporated by reference in this prospectus. Accordingly, we incorporate by reference the documents listed below and any future filings we will make with the SEC under the Exchange Act:

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  Our Annual Report on Form 10-K for the year ended December 31, 2001;

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  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002; and

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  The descriptions of our common stock and Series C preferred stock purchase rights contained in our Registration Statement on Form 8-A filed with the SEC on January 20, 2000, which incorporates by reference a description of our common stock and Series C preferred stock purchase rights from our Registration Statement on Form S-1 (File No. 333-90937, as filed on November 15, 1999), and including any amendments or reports filed for the purpose of updating this description.

        All documents that we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus from the date of filing of such documents. These documents are or will be available for inspection or copying at the locations identified below under the caption "Where You Can Find More Information."

        We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) but not delivered with this prospectus. You should direct requests for documents to:

Investor Relations
Fargo Electronics, Inc.
6533 Flying Cloud Drive
Eden Prairie, MN 55344
(952) 941-9470

WHERE YOU CAN FIND MORE INFORMATION

        We are currently subject to the informational requirements of the Exchange Act. As a result, we are required to file periodic reports and other information with the SEC, such as annual, quarterly and current reports and proxy statements. You may inspect and copy the reports, proxy statements and other documents we file with the SEC, at prescribed rates, at the following public reference facilities the SEC maintains:

Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549	Citicorp Center 500 West Madison Street, Suite 1400 Chicago, Illinois 60621

        You may obtain information regarding the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are available to the public free of charge at the SEC's website at http://www.sec.gov.

        We have filed with the SEC a registration statement on Form S-3 pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, we refer you to the registration statement, and all amendments, exhibits, annexes and schedules thereto and all documents incorporated by reference therein.

About This Prospectus Supplement
About Forward-Looking Statements
Prospectus Supplement Summary
Risk Factors
Use of Proceeds
Dividend Policy
Price Range of Our Common Stock
Capitalization
Selected Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Principal and Selling Stockholders
Description of Capital Stock
Underwriting
Legal Matters
Experts
Index to Financial Statements

3,865,000 Shares

FARGO ELECTRONICS, INC.

Common Stock

PROSPECTUS SUPPLEMENT

RAYMOND JAMES

ROBERT W. BAIRD & CO.

NEEDHAM & COMPANY, INC.

                          , 2002